Exhibit 2.1

AGREEMENT FOR THE SALE AND PURCHASE OF

PLAYFISH LIMITED

NOVEMBER 9, 2009

THE PERSONS NAMED IN THIS AGREEMENT

AND

ELECTRONIC ARTS NEDERLAND B.V.

Appendix

THIS AGREEMENT is made on 9th November 2009

BETWEEN:

(1)	THE PERSONS whose names and addresses are set out in Part 1 and Part 2 of Appendix 1 (each a Seller and together the Sellers);

(2)	ELECTRONIC ARTS NEDERLAND B.V., a company incorporated in The Netherlands (registered number 24276634) whose registered office is at Beechavenue 180, 1119PS Schiphol-Rijk, The Netherlands (the Purchaser); and

(3)	ELECTRONIC ARTS INC., a corporation incorporated in Delaware, United States of America (registered number 2262497) whose registered office is at 209 Redwood Shores Parkway, Redwood City, California 94065, United States of America (EA Inc.).

BACKGROUND:

(A)	Each of the Sellers wishes to sell those of the Shares set opposite such Seller’s name in columns (A) to (C) of Part 3 of Appendix 1 and the Purchaser wishes to purchase such Shares free from any Encumbrance on the terms set out in this agreement.

(B)	As a material inducement to the Purchaser to enter into this agreement, each of Kristian Segerstrale, Sebastien de Halleux and Sami Lababidi has executed a new service agreement in the Agreed Form which is effective conditional upon Completion.

(C)	The Company granted options in respect of certain of its securities pursuant to the Share Plans. Shortly prior to the entry into this agreement, certain Sellers exercised their options, acquired the resulting Shares and were entered into the register of members of the Company as the holders of those Shares. All such Shares will be sold and purchased on the terms set out in this agreement.

(D)	Simultaneously with the execution of this agreement, the Sellers and the Purchaser have entered into the Tax Deed.

(E)	EA Inc. is a party to this agreement for the purposes of (i) undertaking its obligations and warranting its authority with respect to the issuance of Restricted Stock Awards and Restricted Stock Units pursuant to this agreement (ii) warranting the registration of such awards and resale of the underlying common stock with the United States Securities and Exchange Commission (iii) procuring that the Company will promptly perform the indemnification obligations with respect to the Insured Persons set out in clause 14 and (iv) procuring the payment of any shortfall in consideration pursuant to subclause 4.4.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 7 apply throughout this agreement, unless the contrary intention appears.

1.2	In this agreement, unless the contrary intention appears, a reference to a clause, subclause, Schedule or Appendix is a reference to a clause, subclause, Schedule or Appendix of or to this agreement. The Schedules and Appendices form part of this agreement.

1.3	The headings in this agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1	Each of the Sellers shall sell and the Purchaser shall purchase those of the Shares set opposite such Seller’s name in columns (A) to (C) of Part 3 of Appendix 1.

2.2	Each Seller shall sell those of the Shares set opposite such Seller’s name in columns (A) to (C) of Part 3 of Appendix 1 free from all Encumbrances and together with all rights attaching to them.

2.3	The consideration for the sale of the Shares shall be determined in accordance with clauses 5, 6 and 7.

2.4	Each Seller, severally and with respect to himself or herself only and not with respect to any other Seller:

(a)	covenants with the Purchaser that it has the right to sell and transfer to the Purchaser the full legal and beneficial interest in those of the Shares set opposite such Seller’s name in columns (A) to (C) of Part 3 of Appendix 1 on the terms set out in this agreement; and

(b)	waives (and shall procure the waiver by its nominee(s) of) all rights of pre-emption which it (or such nominee(s)) may have (whether under any Company’s constitutional documents or otherwise) in respect of the transfer to the Purchaser or its nominee(s) of the Shares set opposite such Seller’s name in columns (A) to (C) of Part 3 of Appendix 1 or any of them or the Special Voting Share.

3.	SPECIAL VOTING SHARE

3.1	Shukri Shammas shall sell and the Purchaser shall purchase the Special Voting Share.

3.2	The Special Voting Share shall be sold free from all Encumbrances and together with all rights attaching to it.

3.3	The consideration for the sale of the Special Voting Share shall be $1.

3.4	Shukri Shammas:

(a)	covenants with the Purchaser that he has the right to sell and transfer to the Purchaser the full legal and beneficial interest in the Special Voting Share on the terms set out in this agreement; and

(b)	waives (and shall procure the waiver by his nominee(s) of) all rights of pre-emption or further consideration which it (or such nominee(s)) may have (whether under the Company’s constitutional documents or otherwise) in respect of the transfer to the Purchaser or its nominee(s) of the Special Voting Share.

4.	COMPLETION

4.1	Completion shall take place at the offices of Gibson, Dunn & Crutcher LLP at 2-4 Temple Avenue, London EC4Y 0HB immediately after the signature of this agreement.

4.2	At Completion:

(a)	each Seller acting severally shall observe and procure the performance of the provisions of paragraph (a) of Part 1 of Schedule 5;

(b)	the Management Sellers shall procure the performance of the provisions of paragraph (b) of Part 1 of Schedule 5; and

(c)	the Purchaser shall observe and perform the provisions of Part 2 of Schedule 5.

4.3	Completion shall be deemed to have occurred when all of the provisions set out in Schedule 5 (other than paragraphs (a) and (b) of Part 2 of Schedule 5) have been observed and performed.

4.4	In the event that the Purchaser receives reasonable evidence that any amount of the payments made by the Purchaser, in accordance with its obligations set out at Schedule 5 Part 2(a) and (b), are not received in full (excepting deduction of bank charges), EA Inc. will within one (1) Business Day of receipt of such evidence take such action as is required to procure that an amount equal to the shortfall in any such payment is received in cleared funds to the accounts of the Sellers (as specified in writing to the Purchaser prior to the date of this agreement) that were the subject of such shortfall. Any Seller who has not received payment in full shall provide all reasonable assistance as may be requested by the Purchaser in order to give effect to this clause.

5.	INITIAL CONSIDERATION

5.1	The initial consideration for the sale of the Shares shall (subject to adjustment as provided in this agreement) be an amount equal to $291,463,695.09 (the Initial Consideration),

(a)	plus an amount equal to the Estimated Net Cash;

(b)	plus an amount equal to the amount by which the Estimated Working Capital exceeds the Target Working Capital.

5.2	On Completion, the Initial Consideration shall be remitted in the following order:

(a)	$30,000,000 is to be paid into the Escrow Account;

(b)	$200,000 is to be paid into the Fees Account;

(c)	that amount of the balance of the Initial Consideration set opposite each Seller’s name in column (F) of Part 3 of Appendix 1 is to be paid to that Seller in cash;

(d)	that amount of the balance of the Initial Consideration set opposite each Seller’s name in columns (G) to (I) of Part 3 of Appendix 1 is to be satisfied by:

(i)	in the case of the UK Sellers, issuing to such Seller (or its nominee) RS Notes with an aggregate nominal value equal to the amount set opposite such Seller’s name in column (G) of Part 3 of Appendix 1; or

(ii)	in the case of the Non-UK Sellers, procuring the award to such Seller on the Award Date following Completion of the number of Restricted Stock Awards or Restricted

Stock Units, as applicable, that is equal to the Imputed Equity Number for such Seller; or

(iii)	in the case of the Chinese Key Employees, payments by the Purchaser on the terms set out in Appendix 8.

5.3	EA Inc. agrees to issue Restricted Stock Awards and Restricted Stock Units as contemplated by subclauses 5.2(d)(i) and (ii). Promptly after the determination of the EA Equity Value, and in any event no later than 10 Business Days following the final Trading Day used in the calculation of the EA Equity Value, EA Inc. will deliver to each Non-UK Seller documentation evidencing the grant of the Restricted Stock Awards and Restricted Stock Units in the Agreed Form (it being acknowledged that the Agreed Form documentation is in template form).

5.4	The terms of the applicable Restricted Stock Awards and Restricted Stock Units issued to Key Employees pursuant to an Award Agreement shall be subject to the provisions of Appendix 7.

5.5	Following Completion, EA Inc. agrees to the award to each New Joiner (or, in the event that the New Joiner does not become an employee of the Group Companies, such other person who becomes an employee of any Group Company as the Senior Manager shall notify EA Inc. in writing) on the Award Date following Completion the number of Restricted Stock Awards or, in the case of Edison Cruz, Restricted Stock Units, that is equal to the Imputed Equity Number for such New Joiner. EA Inc. also agrees to pay to Andrew Mo and Jason Jeon, in the event that they become employees of Group Companies based in China, an equivalent cash amount on a deferred contingent basis.

6.	ADJUSTMENT TO INITIAL CONSIDERATION

6.1	Following Completion:

(a)	if the Actual Net Cash is less than the Estimated Net Cash, the Initial Consideration shall be reduced by the amount by which the Actual Net Cash is less than the Estimated Net Cash; and

(b)	if the Actual Working Capital is less than the Estimated Working Capital, the Initial Consideration shall be reduced by the amount by which the Actual Working Capital is less than the Estimated Working Capital.

6.2	If as a result of such an adjustment the amount of the Initial Consideration is (as finally ascertained) reduced, a payment of a sum equal to the amount of that reduction (the Reduction Amount) shall be made to the Purchaser out of the Escrow Account to the extent of the Escrow Sum. To the extent that the Escrow Sum is less than the Reduction Amount, each Seller severally agrees to make a payment to the Purchaser of a sum equal to the Relevant Percentage of the difference between the Reduction Amount and the Escrow Sum.

6.3	Any such payment shall be made by each Seller within five Business Days following the day on which the Actual Net Cash and Actual Working Capital are ascertained as contemplated by Appendix 3.

7.	EARN-OUT

7.1

Subject to subclause 7.5, and paragraph 1 of Appendix 5, if the Turnover for an Earn-Out Period exceeds the amounts set out in Part 2 of Appendix 4 for that Earn-Out Period, as further consideration for the sale of the Shares, the Sellers shall be entitled to receive a sum (the Earn-Out Consideration) equal to the amount corresponding to the amount of Turnover achieved in that Earn-Out Period as set out in Part 2 of Appendix 4. The Earn-Out Consideration shall be satisfied in accordance with the provisions of this clause (and not otherwise), and each Seller shall be entitled to the Earn-Out Relevant Percentage of the Earn-Out Consideration less any amount that the Sellers’ Representative requires to be deducted pursuant to subclause 8.11(c).

7.2	The Turnover for each Earn-Out Period shall be ascertained as contemplated by Part 1 of Appendix 4.

7.3	The Purchaser shall satisfy the Earn-Out Consideration for that Earn-Out Period by:

(a)	making a payment of the Earn-Out Relevant Percentage of the Earn-Out Consideration for that Earn-Out Period to the Cash Sellers; or

(b)	issuing to the Loan Note Sellers Earn-Out Notes with an aggregate nominal value equal to the Earn-Out Relevant Percentage of the Earn-Out Consideration for that Earn-Out Period.

7.4	Any payment to the Cash Sellers pursuant to subclause 7.3(a) shall be made within 10 Business Days of the Turnover for the relevant Earn-Out Period being ascertained. Any issue of Earn-Out Notes to the Loan Note Sellers pursuant to subclause 7.3(b) shall be made within 15 Business Days of the Turnover for the relevant Earn-Out Period being ascertained.

7.5	The maximum Earn-Out Consideration payable by the Purchaser in respect of both Earn-Out Periods shall not exceed $100,000,000 in aggregate and there shall be disregarded for all purposes any Earn-Out Consideration in excess of that amount which would be payable but for this subclause.

7.6	Following Completion, any and all decisions regarding efforts which any member of the Purchaser’s Group shall cause to be expended with respect to the design, development, production, marketing or sale of any Group Company’s products and services or any other aspect of the operation of the business of EA Inc. or its subsidiaries (including the Group Companies) shall be made by the Purchaser’s Group in its sole and absolute discretion without any express or implied obligation or liability to any party, including any Seller. Nothing in this subclause 7.6 shall operate to preclude the rights of the Sellers (or any of them) set out in subclauses 7.7 and 7.8 below.

7.7	Concurrently with the execution of this agreement, each of Kristian Segerstrale, Sebastien de Halleux and Sami Lababidi has executed a new service agreement in the Agreed Form which is effective conditional upon Completion, pursuant to which they will assume the roles of Vice President and General Manager, Playfish; Vice President, EA Interactive Business Development and Strategic Partnerships and Vice President; and Chief Technology Officer, Playfish respectively. The Purchaser has no current intention to terminate the employment of such individuals nor to alter such roles.

7.8	Payment of the Earn-Out Consideration pursuant to this clause shall be subject to the provisions of Appendix 5.

7.9	Within 30 days after Completion, the Purchaser shall procure that EA International (Studio and Publishing) Ltd (EA International):

(a)	makes a payment of $100,000,000 into an interest-bearing deposit account in the name of the Escrow Agent at Deutsche Bank AG, London Branch (the Earn-Out Escrow Account); and

(b)	executes the Earn-Out Escrow Agreement in the Agreed Form.

7.10	Any amounts remaining in the Earn-Out Escrow Account shall promptly be remitted to EA International in full at such time as (i) all payments have been made to the Cash Sellers and (ii) all amounts payable under the Loan Notes to the Loan Note Sellers have been paid; provided, however, to the extent that any payments referenced in clauses (i) or (ii) have been made by other means, an equivalent amount in the Earn-Out Escrow Account shall be promptly remitted to EA International. In addition, if at any time, prior to the release of all funds from the Earn-Out Escrow Account, any member of the Purchaser’s Group secures and delivers to the Sellers’ Representative a letter of credit at its expense, in an amount equal to $100 million less any amounts paid to the Sellers as Earn-Out Consideration, from a financial institution with a Minimum Required Rating, provided that such letter of credit contains payment terms substantially similar as those in the Earn-Out Escrow Agreement and is approved in writing in form and substance by the Sellers’ Representative (such approval not to be unreasonably withheld), then any amounts remaining in the Earn-Out Escrow Account shall promptly be remitted to EA International in full.

7.11	The funds in the Earn-Out Escrow Account shall be held on the following terms:

(a)	the Purchaser shall procure that any bank or other charges arising on, or in relation to, the Earn-Out Escrow Account shall be paid by the Purchaser’s Group;

(b)	any interest which accrues on the Earn-Out Escrow Sum (or any part of it) while in the Escrow Account shall belong to EA International.

7.12	The Sellers’ Representative shall, and the Purchaser shall procure that EA International shall, after Completion promptly give or join in giving all such instructions as are necessary to procure the operation of the Earn-Out Escrow Account, and the application of the Earn-Out Escrow Sum, and interest accruing on it (or any part of it), in accordance with the provisions of this clause 7.

8.	ESCROW ACCOUNT

8.1	The Escrow Account shall be operated, and the Escrow Sum and interest accruing on it (or any part of it) shall be applied, in accordance with this clause 8.

8.2	To the extent that:

(a)	prior to the Release Date, the Purchaser shall have notified the Sellers’ Representative of any claim against any Seller(s) under this agreement in respect of an adjustment to the Initial Consideration pursuant to clause 6, a Warranty Claim or under the Tax Deed (a Relevant Claim); and

(b)	the Relevant Claim has been Determined,

the Purchaser and the Sellers’ Representative shall, unless such amount has already been paid in full, as soon as reasonably practicable after the Relevant Claim has been so Determined in favour of the Purchaser issue joint written instructions to the Escrow Agent to pay from the Escrow Account to the Purchaser, an amount, with respect to each liable Seller, equal to the lesser of (i) such Seller’s Relevant Percentage of the amount of such Relevant Claim or (ii) such Seller’s Escrow Portion minus any amounts which have already been paid, with respect to such Seller, out of the Escrow Account to the Purchaser.

8.3	A Relevant Claim shall be regarded as Determined (and Determination shall be construed accordingly):

(a)	in relation to an adjustment to the Initial Consideration, when it has been ascertained in accordance with Appendix 3; and

(b)	in relation to a Warranty Claim or a claim under the Tax Deed:

(i)	if the Sellers’ Representative (in the case of the Personal Matter under subclause 17.2(a), the Sellers’ Representative acting at the direction of each Seller concerned) and the Purchaser have agreed the resolution of the Relevant Claim in writing; or

(ii)	on the date which is three months from the date when the claim has been determined by a Court of competent jurisdiction pursuant to clause 27 notwithstanding the status of an appeal procedure (if any) which may have been initiated in respect of the judgement given by the Court of competent jurisdiction.

8.4	Save in the circumstances where subclause 8.5 below applies, subject to all amounts payable pursuant to subclause 8.2 having been paid, the Purchaser and the Sellers’ Representative shall issue joint written instructions to the Escrow Agent to pay the Escrow Sum (if any) to the Sellers on the Release Date (each Seller shall be entitled to receive its Relevant Percentage of each such sum released to the Sellers from the Escrow Sum less (x) any amount of the Escrow Sum already paid out of the Escrow Account to the Purchaser in respect of such Seller and (y) any amount that the Sellers’ Representative requires to be deducted pursuant to subclause 8.11(c)).

8.5	If a Relevant Claim is notified in accordance with this agreement or the Tax Deed within the Escrow Period but such Relevant Claim is not Determined prior to the expiry of the Escrow Period, then no later than two Business Days prior to the Release Date, the Purchaser shall notify the Sellers’ Representative in writing of its reasonable estimate of the amount of such Relevant Claim(s). On the Release Date there shall be retained in the Escrow Account an amount, with respect to each potentially liable Seller, equal to the lesser of (a) such Seller’s Relevant Percentage of the amount so estimated by the Purchaser in the aggregate for all such Relevant Claims (with respect of each Relevant Claim, subject to any subsequent adjustment under subclause 8.9 below, the Estimate), and (b) such Seller’s Escrow Portion minus any amounts which have already been paid, with respect to such Seller, out of the Escrow Account to the Purchaser, subject to and on the terms set out in subclauses 8.6 to 8.10 below. The balance, if any, shall be paid to the Sellers (each Seller shall be entitled to receive an amount equal to such Seller’s Escrow Portion minus (x) the amount which has already been paid, with respect to such Seller, out of the Escrow Account to the Purchaser, (y) the amount, with respect to such Seller, retained in the Escrow Account pursuant to this subclause 8.5 and (z) any amount that the Sellers’ Representative requires to be deducted pursuant to subclause 8.11(c)).

8.6	The Sellers’ Representative shall notify the Purchaser in writing within 10 Business Days after receipt of the Purchaser’s notification under subclause 8.5 if it does not accept the existence and/or estimate of the amount of any Relevant Claim (a Disputed Claim Notice), in which case subclauses 8.7 to 8.9 shall apply to such Relevant Claim. If the Sellers’ Representative fails to give a Disputed Claim Notice within that time period, the amount specified in subclause 8.5 shall continue to be retained in the Escrow Account, on the terms of subclause 8.10, pending Determination of the Relevant Claims.

8.7	If the Sellers’ Representative gives a Disputed Claim Notice under subclause 8.6, the Purchaser and the Sellers’ Representative shall use all reasonable endeavours for a period of 10 Business Days from the date on which the Purchaser received that Disputed Claim Notice to resolve the dispute (the Resolution Period), failing which the Sellers’ Representative may apply to such Queen’s Counsel as the Sellers’ Representative and the Purchaser may agree within 10 Business Days of the expiry of the Resolution Period or, failing agreement, to such Queen’s Counsel as shall be nominated by the President for the time being of the Bar Council (the Expert) for a determination as to whether each Relevant Claim that is the subject of the Disputed Claim Notice is frivolous and/or that the Purchaser’s estimate of the amount of such Relevant Claim has been materially overstated.

8.8	If there is a reference to the Expert, the following provisions shall apply:

(a)	the Expert shall be instructed to notify the Purchaser and the Sellers’ Representative of its determination with respect to each Relevant Claim in dispute within 20 Business Days of the referral;

(b)	the Purchaser and the Sellers’ Representative may within 10 Business Days of the referral make written submissions in relation to any such Relevant Claim and, if so directed by the Expert, shall attend any hearing before him and make oral submissions as required by him;

(c)	the Expert shall act as expert and not as arbitrator, and the Expert’s determination shall, in the absence of manifest error, be final and binding on the Purchaser and each of the Sellers and shall be deemed to have been accepted and approved by each of them;

(d)	the fees and expenses of the Expert shall be shared equally between (i) the Purchaser and (ii) the Sellers; and

(e)	each party shall give the Expert reasonable access on reasonable notice and during normal working hours to, and the right to take copies of, the books, records and computer files relating to a disputed Relevant Claim in their possession or control and shall provide the Expert with such other information and assistance as he may reasonably request.

8.9	If:

(a)	the Expert determines that the Purchaser’s case in respect of any Relevant Claim is not frivolous or materially overstated without reasonable justification, the Purchaser and the Sellers’ Representative shall as promptly as practicable issue joint written instructions to the Escrow Agent that there shall be no change to the amount retained in the Escrow Account in respect of such Relevant Claim pursuant to subclause 8.5; or

(b)	the Expert determines that the Purchaser’s case in respect of any Relevant Claim is not frivolous, he may, if he considers that the Purchaser’s estimate of the amount of the Relevant Claim is materially overstated, substitute his own lower (but not higher) estimate of the amount of such Relevant Claim (whereupon such substituted estimate shall constitute the Estimate for the purposes of this clause 8 with respect to such Relevant Claim); or

(c)	the Expert determines that the Purchaser’s case in respect of the Relevant Claim is frivolous then the Estimate for the purposes of this clause 8 with respect to such Relevant Claim shall be deemed to be zero.

Then:

Following the Expert reaching a determination pursuant to this subclause 8.9 with respect to each Relevant Claim which was in dispute pursuant to a Disputed Claim Notice not withdrawn by the Sellers’ Representative, the Purchaser and the Sellers’ Representative shall recalculate the amount to be paid to each Seller pursuant to subclause 8.5, applying any adjustments to Estimates resulting from the Expert’s determination(s) pursuant to this subclause 8.9. If such recalculation results in a higher amount being due to any Seller than the amount actually paid to such Seller pursuant to subclause 8.5, then the Sellers’ Representative and the Purchaser shall, as promptly as practicable, issue joint written instructions to the Escrow Agent to pay, with respect to each such Seller, from the Escrow Account, an amount equal to (A) the lesser of (i) an amount equal to the amount due to such Seller as a result of the recalculation described in the prior sentence minus the amount actually paid to such Seller pursuant to subclause 8.5 and (ii) such Seller’s Escrow Portion minus any amounts which have already been paid, with respect to such Seller, out of the Escrow Account minus (B) any amount that the Sellers’ Representative requires to be deducted pursuant to subclause 8.11(c).

8.10	The Escrow Agent shall hold each amount retained in accordance with subclauses 8.5 or 8.9(a) or (b) until the Relevant Claim to which it relates is Determined or withdrawn. If:

(a)	the Relevant Claim is Determined in favour of the Purchaser, the Purchaser and the Sellers’ Representative shall as promptly as practicable issue joint written instructions to the Escrow Agent to pay from the Escrow Account to the Purchaser an amount, with respect to each liable Seller, equal to the lesser of (i) such Seller’s Relevant Percentage of the amount of such Relevant Claim or (ii) such Seller’s Escrow Portion minus any amounts which have already been paid, with respect to such Seller, out of the Escrow Account; and

(b)	the Relevant Claim is Determined in favour of the Sellers (or any of them) or withdrawn, the Sellers’ Representative and the Purchaser shall recalculate the amount to be paid to each Seller pursuant to subclause 8.5 (as adjusted, if applicable, by subclause 8.9 and any prior application to one or more Relevant Claims of this subclause 8.10(b)), deeming the Estimate with respect to any Relevant Claim Determined in favour of the Sellers (or if such Relevant Claim has been Determined only in favor of some Sellers, with respect to those Sellers) to be zero. If such recalculation results in a higher amount being due to any Seller then the amount actually paid to such Seller pursuant to subclause 8.5 together with any additional amounts paid to such Seller pursuant to subclause 8.9 and any prior application of this subclause 8.10(b), then the Sellers’ Representative and the Purchaser shall, as promptly as practicable, issue joint written instructions to the Escrow Agent to pay, with respect to each such Seller, from the Escrow Account, an amount equal to (A) the lesser of (i) an amount equal to the amount due to such Seller as a result of the recalculation described in the prior sentence minus the amounts actually paid to such Seller pursuant to subclause 8.5, subclause 8.9 and any prior application of this subclause 8.10(b) and (ii) such Seller’s Escrow Portion minus any amounts which have already been paid, with respect to such Seller, out of the Escrow Account minus (B) any amount that the Sellers’ Representative requires to be deducted pursuant to subclause 8.11(c).

8.11	The funds in the Escrow Account shall be held on the following terms:

(a)	notwithstanding anything to the contrary in the Escrow Agreement, any bank or other charges, costs or expenses arising on, or in relation to, the Escrow Account shall be charged to, and settled between, the Purchaser (as to 50 per cent.) and the Sellers (as to 50 per cent.);

(b)	any interest which accrues on the Escrow Sum (or any part of it) while in the Escrow Account shall follow the principal amount and shall be paid to the Sellers or the Purchaser (as the case may be) at the same time as payment of the corresponding principal save, in the case of the Purchaser, the amount of interest payable to the Purchaser shall be reduced (but not below zero) by the amount of interest paid to the Purchaser pursuant to an award by a Court of competent jurisdiction in respect of the relative Relevant Claim; and

(c)	the Sellers’ Representative shall be entitled to require that there is withheld or deducted from any amount that would otherwise fall to be paid to a Seller (or any of them):

(i)	that Seller’s Relevant Percentage of an amount in respect of the costs and expenses of or incurred by the Sellers’ Representative in carrying out its functions in accordance with the terms of this agreement and any of the Transaction Documents; and

(ii)	that Seller’s Relevant Percentage of an amount in respect of any legal or other fees and expenses incurred by or on behalf of the Sellers’ Representative in connection with the matters referred to or arising out of this agreement and any of the Transaction Documents, and

(iii)	(without prejudice to the generality of (i) and (ii) above) an amount equal to half of the fees and expenses payable to an Expert who has been appointed pursuant to subclause 8.7 and that Sellers’ share of the costs of the Escrow Agent.

8.12	The Purchaser shall incur no loss (of any nature whatsoever) with respect to any amounts withheld or deducted from any payment made to the Sellers pursuant to clause 8.11(c) and the Sellers’ Representative shall be responsible for calculating any amounts to be withheld or deducted pursuant thereto.

8.13	The Sellers’ Representative and the Purchaser shall:

(a)	on Completion execute the Escrow Agreement as contemplated by clause 4; and

(b)	after Completion promptly give or join in giving all such instructions as are necessary to procure the operation of the Escrow Account, and application of the Escrow Sum and interest accruing on it (or any part of it), in accordance with the provisions of this clause 8.

8.14	Notwithstanding that any of the obligations is or may be expressed in the Escrow Agreement to be given or made in favour of the Escrow Agent on a joint and several basis, the Purchaser and each of the Sellers acknowledges and agrees that, as between the Purchaser and the Sellers, any liability on the part of the Purchaser and the Sellers’ Representative under clauses 8.3 and 9.2 of the Escrow Agreement (an Escrow Liability) shall be borne by the Purchaser (as to 50 per cent.) and the Sellers (as to 50 per cent.).

8.15	(a)	If and to the extent that the Sellers’ Representative becomes obliged to pay to the Escrow Agent any Escrow Liability to an extent which is greater than 50 per cent., the Purchaser shall accordingly contribute and pay to the Sellers’ Representative such sum as is necessary (after taking into account any amount of that Escrow Liability which it is liable to bear) to ensure that, upon satisfaction in full of the Escrow Liability, it shall have been borne by the Purchaser as to 50 per cent and the Sellers as to 50 per cent.

	(b)	If and to the extent that the Purchaser becomes obliged to pay to the Escrow Agent any Escrow Liability to an extent which is greater than 50 per cent., each of the Sellers shall accordingly contribute and pay to the Purchaser such sum as is necessary (after taking into account any amount of that Escrow Liability which it is liable to bear) to ensure that, upon satisfaction in full of the Escrow Liability, it shall have been borne by the Purchaser as to 50 per cent and the Sellers as to 50 per cent.

8.16	Nothing in subclauses 8.14 or 8.15 shall require the Sellers to contribute towards any liability or alleged liability on the part of the Purchaser which would not have arisen but for the fraud or dishonesty of the Purchaser. Nothing in subclauses 8.14 or 8.15 shall require the Purchaser to contribute towards any liability or alleged liability on the part of the Sellers’ Representative which would not have arisen but for the fraud or dishonesty of the Sellers’ Representative.

9.	LIMITATIONS ON SELLERS’ LIABILITY

9.1	It is agreed that:

(a)	The maximum aggregate liability of the Sellers in respect of any and all General Warranty Claims, when aggregated with any and all Tax Claims (other than Tax Claims for which the Sellers would not have been liable but for subclause 6.3 of the Tax Deed), shall (subject to subclause 9.2) not exceed an amount equal to the Escrow Sum at Completion and the aggregate liability of each Seller in respect of any and all General Warranty Claims, when aggregated with any and all Tax Claims (other than Tax Claims for which that Seller would not have been liable but for subclause 6.3 of the Tax Deed), shall (subject to subclause 9.2) not exceed an amount equal to that Seller’s Relevant Percentage of the Escrow Sum at Completion; and

(b)	To the extent that the Escrow Sum is insufficient to satisfy in full any amount due to the Purchaser following determination of all General Warranty Claims, when aggregated with any and all Tax Claims (other than Tax Claims for which the Sellers would not have been liable but for subclause 6.3 of the Tax Deed), the Purchaser shall (subject to subclause 9.2) have no further rights of action or recovery against the Sellers or any of them in respect of any General Warranty Claim or any Tax Claim (other than Tax Claims for which the Sellers would not have been liable but for subclause 6.3 of the Tax Deed), save that:

(c)	each Seller shall be severally liable without limit in respect of its own fraud or dishonesty;

(d)	each Management Seller shall be jointly and severally liable up to an amount equal to the After-Tax Consideration received by him in respect of any Relevant Claim to the extent such Relevant Claim is attributable to the fraud or dishonesty of any other Management Seller;

(e)	each Seller (who is not a Management Seller) shall be severally liable up to the amount of its Relevant Percentage of the Escrow Sum at Completion in respect of any General Warranty Claim to the extent such General Warranty Claim is attributable to the fraud or dishonesty of any Management Seller; and

(f)	each Seller shall be severally liable up to an amount equal to the After-Tax Consideration received by it in respect of any claim attributable to a breach by that Seller of a Core Warranty,

provided that:

(g)	references to a Seller being liable up to an amount equal to its Relevant Percentage of the Escrow Sum at Completion are not cumulative and, accordingly, the aggregate liability of each Seller in respect of its Relevant Percentage of the Escrow Sum at Completion shall not in any circumstances exceed an amount equal to that Seller’s Relevant Percentage of the Escrow Sum at Completion, save in circumstances where subclauses 9.1(c), 9.1(d) (in the case of Management Sellers) or 9.1(f) applies; and

(h)	references to a Seller being liable up to an amount equal to its After-Tax Consideration are not cumulative and, accordingly, the aggregate liability of each Seller shall not in any circumstances exceed an amount equal to the After-Tax Consideration received by that Seller, save in circumstances where subclause 9.1(c) applies.

9.2	The maximum aggregate liability of each Seller determined under subclause 9.1(a) shall be increased by the amount of any interest payable by that Seller in respect of any payment not made when due under this agreement.

9.3	Nothing in this clause 9 limits any other rights or remedies available to the Purchaser to recover any amount due to it in respect of an adjustment to the Consideration pursuant to subclause 6.2 and to the extent that the Escrow Sum is insufficient to satisfy in full any amount so due to the Purchaser and which the Purchaser has requested be paid out of that Escrow Sum pursuant to clause 8, each Seller shall pay the Relevant Percentage of the excess to the Purchaser in accordance with the provisions of subclause 6.2.

10.	WARRANTIES

10.1	Each Seller warrants to the Purchaser, severally and in respect of itself only, that each of the statements set out in Part 1 of Schedule 3 (Individual Warranties) is true and accurate, as at the date of this agreement.

10.2	Each Management Seller warrants to the Purchaser, severally and in respect of itself only, except as fairly disclosed to the Purchaser in the Disclosure Letter, each of the statements set out in Part 2 of Schedule 3 (General Warranties) is true and accurate as at the date of this agreement.

10.3	Each of the Warranties is separate and independent and, except as expressly provided to the contrary in this agreement, is not limited:

(a)	by reference to any other Warranty; or

(b)	by any other provision of this agreement or any provision of the Tax Deed.

10.4	Except in relation to matters fairly disclosed in the Disclosure Letter, none of the Warranties shall be treated as qualified by any actual, imputed or constructive knowledge on the part of any member of the Purchaser’s Group or any agent or adviser of any such member and no such knowledge shall prejudice any Warranty Claim or operate so as to reduce any amount recoverable.

10.5	Each Seller shall severally indemnify each member of the Purchaser’s Group for any Loss which any member of the Purchaser’s Group suffers as a result of any Core Warranty being untrue or inaccurate.

10.6	Subject to subclause 10.8, each of the Management Sellers shall severally indemnify each member of the Purchaser’s Group for any Loss which any member of the Purchaser’s Group suffers as a result of any General Warranty being untrue or inaccurate.

10.7	Subject to clause 9, each Seller (who is not a Management Seller) shall severally indemnify each member of the Purchaser’s Group for any Loss which any member of the Purchaser’s Group suffers as a result of any breach by a Management Seller of a General Warranty. The Purchaser agrees and acknowledges that the liability of each Seller with respect to the indemnity given by it pursuant to this subclause 10.7 shall be limited to that Seller’s Relevant Percentage of the Escrow Sum at Completion.

10.8	Subject to clause 9, the Purchaser agrees and acknowledges that the liability of each of the Management Sellers in respect of any claim attributable to a breach by a Management Seller of a General Warranty shall be limited to that Management Seller’s Relevant Percentage of the Escrow Sum at Completion.

10.9	The Warranties and any Warranty Claim shall be subject to the limitations and other provisions set out in clause 9 and Schedule 4.

10.10	(a)	Nothing in Schedule 4 (except paragraphs 5, 7, 8, 11 and 12.1) or in the Disclosure Letter shall qualify or limit the liability of any Seller in relation to the Core Warranted Statements.

(b)	Nothing in Schedule 4 (except paragraph 12.1) or in the Disclosure Letter shall qualify or limit the liability of any Seller in relation to any Warranty Claim attributable to fraud or dishonesty.

10.11	Subclauses 9.1(a) and 9.3 apply notwithstanding subclauses 10.9 and 10.10.

10.12	The covenants in this clause 10 may with the prior written consent of the Purchaser be enforced by any member of the Purchaser’s Group against the Sellers or any of them under the Contracts (Rights of Third Parties) Act 1999.

11.	LOANS AND GUARANTEES

11.1	The parties acknowledge that the Consideration has been agreed on the basis that on Completion there is no indebtedness of any kind (whether or not then presently payable but excluding remuneration owing, or reimbursement of expenses properly incurred, in the ordinary course of business) owing by the Group Companies to the Seller or any person controlled by (or, in the case of individuals, connected with) any Seller.

11.2	If it is established at any time after Completion that any indebtedness of any kind (whether or not then presently payable but excluding remuneration owing or reimbursement of expenses properly incurred, in the ordinary course of business) was owing on Completion by any Group Company to any Seller or any person controlled by (or, in the case of individuals, connected with) any Seller, contrary to the basis stated in subclause 11.1, then each Seller shall severally procure that it or the person(s) controlled by (or, in the case of individuals, each Seller shall use reasonable endeavours to procure that person(s) connected with) such Seller to which that indebtedness is owing shall waive that indebtedness for borrowed money by executing a deed of waiver in such form as the Purchaser shall reasonably require or, if that is not permissible or practicable, shall procure that such indebtedness is discharged or otherwise eliminated, in any such case, at no cost to any member of the Purchaser’s Group or any Group Company.

11.3	Subclauses 11.1 and 11.2 shall not apply to the Invoices, the Accrued Fees or the Bridge Loan Facility Agreement.

11.4	Save as provided in clause 14, each Seller shall severally procure that on Completion each Group Company is released from all guarantees and indemnities given by that Group Company in respect of any liability or obligation of such Sellers or any person controlled by (or, in the case of individuals, connected with) such Seller. The Purchaser acknowledges that this subclause 11.3 shall not apply in respect of any directors’ and officers’ insurance liability cover for the benefit of the directors and officers of the Group Companies or directors’ deeds of indemnity in place immediately prior to Completion.

12.	PURCHASER AND EA INC. WARRANTIES

Each of the Purchaser and EA Inc., as at the date hereof, severally and in respect of itself only, warrants to each Seller that each of the statements set out in Schedule 8 (except paragraph 7, which shall be warranted by the Purchaser only, and paragraphs 5 and 6 which shall be warranted by EA Inc. only) is true and accurate.

13.	PROTECTIVE COVENANTS

13.1	Each Management Seller severally covenants with each member of the Purchaser’s Group and each Group Company that he shall not:

(a)	for a period of three years after Completion be Concerned in any business carrying on Social Gaming other than as employee or officer of, or consultant to, the Purchaser’s Group or a Group Company; or

(b)	for a period of three years after Completion and except on behalf of a member of the Purchaser’s Group or Group Company solicit users or the custom of any business partners with respect to products or services of the type being provided by any Group Company at Completion from any person who he knows or who he should reasonably be expected to know is at Completion or has been at any time within the year prior to Completion a user or business partner of a Group Company; or

(c)	for a period of three years after Completion:

(i)	induce or attempt to induce any person who is at Completion a Senior Employee of a Group Company to leave the employment of that Group Company; or

(ii)	employ or attempt to employ any person who is at Completion a Senior Employee of a Group Company,

other than recruitment by means of a national advertising campaign open to members of the public generally which shall not constitute a breach of this subclause 13.1(c) provided that the Management Seller does not himself or via another contact, encourage or advise the Senior Employee to respond to such campaign; or

(d)	for a period of three years after Completion induce or attempt to induce any person, who is at Completion or has been at any time within the year prior to Completion a business partner for products or services (including intellectual property) with respect to a Group Company, to cease to partner, or to restrict or vary the terms of partnership with that Group Company.

13.2	Each Seller severally covenants with each member of the Purchaser’s Group and each Group Company that it shall not, except, where relevant, in the proper performance of his duties as an Employee of a Group Company, make use of or (except as required by law or any competent regulatory body) disclose or divulge to any third party any information of a secret or confidential nature relating to, or to the business or affairs of, any Group Company or to any of the employees, customers or suppliers of any Group Company, provided that the foregoing shall not prohibit any Seller that is a venture capital fund from sharing summary financial information concerning its investment results with respect to the Company with its investors or prospective investors.

13.3	Each Seller severally covenants with each member of the Purchaser’s Group and each Group Company that it shall not after Completion use or allow to be used by any person controlled by them (or, in the case of individuals, the individual shall use reasonable endeavours to procure that the person connected with them shall not use) (other than, in the case of a Seller that is a venture capital fund, with respect to any fund company that is controlled by such Seller by virtue of being a fund investment) any trade name used by a Group Company at Completion or any other name intended or likely to be confused with such a trade name.

13.4	For the purposes of this clause:

(a)	a person is Concerned in a business if he carries on the business as principal or agent or if:

(i)	he is a partner, director, employee, secondee, consultant or agent in, of or to any person who carries on the business; or

(ii)	he, together with any persons controlled by or connected to him, has a financial interest (as shareholder or otherwise) in any person who carries on the business; or

(iii)	he is a partner, director, employee, secondee consultant or agent in, of or to any person who has a financial interest (as shareholder or otherwise) in any person who carries on the business,

disregarding any financial interest of a person in securities which are listed or traded on any generally recognised market if that person and any person connected to him or her (the Investors) are together interested in securities which amount to less than five per cent. of the issued securities of that class and which, in all circumstances, carry less than five per cent. of the voting rights (if any) attaching to the issued securities of that class, and provided that none of the Investors is involved in the management of the business of the issuer of the relevant securities otherwise than by the exercise of voting rights attaching to securities;

(b)	Social Gaming means the design, development, marketing, publishing and/or distribution of games played over social networks; and

(c)	references to a Group Company include its successors in business.

13.5	Each of the restrictions in each paragraph or subclause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid.

13.6	If any of those restrictions is void but would be valid if some part of the restriction were deleted, the restriction in question shall apply with such modification as may be necessary to make it valid.

13.7	Each Seller acknowledges that the above provisions of this clause are no more extensive with respect to such Seller than is reasonable to protect the Purchaser as the purchaser of the Shares.

13.8	The covenants in this clause may with the prior written consent of the Purchaser be enforced by any member of the Purchaser’s Group or any Group Company against the Sellers or any of them under the Contracts (Rights of Third Parties) Act 1999. The provisions of this clause may be varied or terminated by agreement between a Seller with respect to himself or herself only and the Purchaser (and the Purchaser may also release or compromise in whole or in part any liability in respect of rights or claims contemplated by this clause) without the consent of any member of the Purchaser’s Group (other than the Purchaser) or Group Company.

14.	DIRECTORS’ & OFFICERS’ INSURANCE

14.1	The Purchaser shall procure that with effect from Completion the Company shall put in place for a period of six years from Completion run off directors’ and officers’ insurance liability cover for the benefit of the past and present directors and officers of the Group Companies as at the date of this agreement (the Insured Persons) in respect of acts or omissions by them on or prior to Completion on terms and conditions that are, in all material respects, no less advantageous to the Insured Persons than the directors’ and officers’ liability insurance policies maintained by the Company for the benefit of the directors and officers of the Group Companies as at the date of this agreement.

14.2	The Purchaser and EA Inc. each agree to procure that the Insured Persons are indemnified by the Purchaser and EA Inc. to the same extent as is provided under the provisions with respect to indemnification contained in the articles of association of the Company as at the date of this agreement for a period of seven years from the Completion Date.

14.3	The covenants in this clause may with the prior written consent of the Sellers’ Representative be enforced by any Insured Person against the Purchaser under the Contracts (Rights of Third Parties) Act 1999. The provisions of this clause may be varied or terminated by agreement between an Insured Person with respect to himself or herself only and the Purchaser (and each Insured Person, severally and with respect to himself or herself only, may also release or compromise in whole or in part any liability in respect of rights or claims contemplated by this clause).

15.	WAIVER OF RIGHTS AND SELLER ACKNOWLEDGEMENTS

15.1	Each Seller acknowledges and agrees as follows:

(a)	it has made its own decision to consummate the Transactions based on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary; and

(b)	it has made its own decision concerning the Transactions without reliance on any representation, warranty or undertaking of, or advice from, the Purchaser, EA Inc. or any other member of the Purchaser’s Group or any Group Company save as set out in this agreement.

15.2	Each Seller hereby irrevocably waives (to the maximum extent permitted by law) any and all rights or claims (known or unknown) which it has or may have against the Purchaser, each Group Company and each director, officer and employee of, and each consultant, secondee and agent to, the Purchaser or a Group Company in respect of any misrepresentation, inaccuracy or omission in or from any information, or recommendation or advice supplied or given by the Purchaser or any Group Company or any such director, officer, employee, consultant, secondee or agent in connection with the Transactions and the preparation of the Disclosure Letter and with respect to the giving of the Warranties. Each Seller hereby also irrevocably waives (to the maximum extent permitted by law) any and all rights or claims (known or unknown) which any of them has or may have against any such director, officer, employee, consultant, secondee or agent in respect of any and all actions or omissions taken or omitted prior to or on the date hereof by any such director, officer, employee, consultant, secondee or agent. The provisions of this clause:

(a)	may:

(i)	with the prior written consent of the Purchaser (not to be unreasonably withheld) be enforced by any Group Company, and

(ii)	be enforced by any such director, officer, employee, consultant, secondee, or agent,

in each case against any Seller under the Contracts (Rights of Third Parties) Act 1999; and

(b)	may only be varied or terminated by written agreement:

(i)	in the case of subclause (a)(i), between the Seller and the Purchaser or (as the case may be) the Group Company; and

(ii)	in the case of subclause (a)(ii), between the Seller and such director, officer, employee, consultant, secondee or agent,

in each case, without the consent of any other person.

Nothing in clause 15.2 excludes or limits liability for fraudulent misrepresentation or any other liability that by law cannot be excluded or limited.

15.3	Each Seller agrees with each member of the Purchaser’s Group and each Group Company to irrevocably waive any and all rights or claims which it has or may have arising or related in any way to the classification of any Group Company at any time as a Controlled Foreign Corporation or a Passive Foreign Investment Company, both as defined in the Internal Revenue Code of 1986, whether arising out of or in connection with any contract or agreement, any statement or representation, or otherwise. The provisions of this subclause may be enforced by any Group Company or any member of the Purchaser’s Group against any Seller under the Contracts (Rights of Third Parties) Act 1999.

16.	ANNOUNCEMENTS

16.1	No Seller nor any adviser or other person controlled by that Seller shall make, and, in the case of individuals, the individual shall use reasonable endeavours to procure that any person connected with him shall not make, any announcement, other than the Announcement, concerning the sale or purchase of the Shares or any related or ancillary matter before, on or after Completion. Each Management Seller shall procure that none of the Group Companies and no adviser or other person controlled by any such company shall make or, in the case of individuals, shall use reasonable endeavours to procure that any person connected with him shall not make, any announcement concerning the sale or purchase of the Shares or any related or ancillary matter on or before Completion. The Purchaser shall procure that no member of the Purchaser’s Group for the time being, and no adviser or other person controlled by (or, in the case of individuals, connected with) any such member, shall make any announcement, other than the Announcement, concerning the sale or purchase of the Shares or any related or ancillary matter before, on or after Completion. The Purchaser shall also procure that none of the Group Companies and no adviser or other person controlled by (or, in the case of individuals, connected with) any such company shall make any announcement concerning the sale or purchase of the Shares or any related or ancillary matter after Completion.

16.2	Nothing in this clause prevents any announcement being made:

(a)	where such announcement contains only information set out in the Announcement; or

(b)	with the prior written approval of the Sellers’ Representative (in the case of an announcement by the Purchaser or any member of the Purchaser’s Group or, after Completion, by any Group Company) or the Purchaser (in the case of an announcement by any Seller or any person controlled by (or, in the case of individuals, connected with) any Seller or, on or before Completion, by any Group Company), which shall not be unreasonably withheld or delayed; or

(c)	in the case of an announcement by Gibson, Dunn & Crutcher LLP, with the prior written approval of the Sellers’ Representative or, in the case of an announcement by the Purchaser’s Solicitors, with the prior written approval of the Purchaser, provided that in no circumstances shall the announcements contemplated by this subclause (c) contain information that is of a confidential nature; or

(d)

to the extent required by law or regulation, Nasdaq rules, any court of competent jurisdiction or any competent regulatory body (whether or not the requirement has the force of law), provided that (i) if the Purchaser is the party with an obligation to make an announcement it shall consult with the Sellers’ Representative and (ii) if a Seller is the party with an obligation to make an announcement it shall consult with the Purchaser, in each case as to its form, content and timing insofar as is reasonably practicable before complying with such an obligation.

17.	SELLERS’ REPRESENTATIVE

17.1	Each of the Sellers appoints and authorises the First Representative and the Second Representative (acting jointly) (the Sellers’ Representative) to act in his name and on his behalf in relation to all matters which this agreement provides to be agreed, approved, received or done by the Sellers (or any of them), including settling any claim made by the Purchaser against more than one Seller under this agreement and executing the Escrow Agreement provided that (a) the foregoing appointment shall not apply in respect of any Personal Matter affecting any Seller and (b) the Sellers’ Representative shall not have authority to vary any provision of clauses 9, 10, 13 or 14 in a manner that is prejudicial to any individual Seller.

17.2	For the purposes of this clause 17, a Personal Matter shall mean:

(a)	in respect of each Seller, any Warranty Claim made against one or more such Sellers but fewer than all the Sellers;

(b)	in respect of each Seller, the variation of the directors’ and officers’ insurance provisions insofar as it affects that Seller or, in the case of Accel and Index, insofar as it affects the Investor Directors pursuant to subclause 14.3;

(c)	in respect of each Seller, the variation of the protective covenant provisions insofar as it relates to that Seller pursuant to subclause 13.8, or any claim against that Seller under that subclause; and

(d)	the variation of the waiver of rights insofar as it relates to a Seller pursuant to subclause 15.2(b).

17.3	If, with respect to any Seller, a Personal Matter arises, then the Purchaser shall deal with that Seller rather than the Sellers’ Representative with respect of such matter.

17.4	Subject to clause 17.2, unless and until notified to the contrary in writing:

(a)	in the case of the First Representative, by the First Representative; or

(b)	in the case of the Second Representative, by the Second Representative,

the Purchaser shall be entitled to rely on the authority of the Sellers’ Representative (including any replacement thereof) to bind each Seller in relation to all matters which this agreement provides to be agreed, approved, received or done by the Sellers’ Representative or the Sellers (or any of them (except as expressly provided to the contrary in this agreement)) without further enquiry. Any notice or document required to be served under this agreement on the Sellers shall be deemed to have been served on all the Sellers if served on the Sellers’ Representative unless such document or notice relates to a Personal Matter whereupon that notice or document must be served on that Seller.

18.	NOTICES

18.1

Any notice or other communication to be given under this agreement or the Tax Deed must be in writing (which includes fax, but not any other form of Electronic Communication) and must be delivered (which includes delivery by courier but not by post) or sent by fax to the party to whom it is to be given in accordance with Schedule 9 or at any such other address or fax number of which it shall have given notice for this purpose to the other parties under this clause. If an email address has been provided, a copy of such notice shall be sent by email to the relevant party provided that failure to send such a copy shall not invalidate the notice delivered or sent by fax.

18.2	Any notice or other communication shall be deemed to have been given:

(a)	if delivered, on the date of delivery; or

(b)	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time at the country of destination) on any Business Day, and in any other case on the Business Day following the date of transmission.

18.3	In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the fax was properly addressed and transmitted, as the case may be.

18.4	This clause shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this agreement. Any such document shall be served in accordance with clause 27.

19.	FURTHER ASSURANCES

19.1	On or after Completion each party shall, at its own cost and expense (except as explicitly provided otherwise in this agreement), execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as another party may from time to time reasonably require in order to vest any of the Shares in the Purchaser, pay or issue any consideration required to be paid pursuant to any Transaction Document to any Seller, or as otherwise may be necessary to give full effect to the Transaction Documents.

19.2	In relation to each Group Company, each Management Seller shall at or prior to Completion procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as are necessary under statute, its constitutional documents or any agreement or obligation affecting it to give effect to the Transaction Documents.

19.3	For so long after Completion as any Seller or any nominee of it remains the registered holder of any Share, it shall hold (or direct the relevant nominee to hold) that Share and any distributions, property and rights deriving from it on trust for the Purchaser and shall deal with that Share and any distributions, property and rights deriving from it as the Purchaser directs; in particular, each Seller shall exercise all voting rights as the Purchaser directs or shall execute an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of the Company.

20.	[INTENTIONALLY LEFT BLANK]

   [INTENTIONALLY LEFT BLANK]

21.	ASSIGNMENTS

21.1	The Purchaser may assign the benefit of this agreement and the Tax Deed to any other member of the Purchaser’s Group for the time being and if it does so:

(a)	the assignee may enforce the obligations on the part of the Sellers (or any of them) under this agreement (including the Warranties) and under the Tax Deed as if it had been named in this agreement and the Tax Deed as the Purchaser;

(b)	as between the Sellers and the Purchaser, the Sellers may nevertheless enforce this agreement and the Tax Deed against the Purchaser (or EA Inc., as applicable) as if the assignment had not occurred;

(c)	the assignment shall not in any way operate so as to increase the liability of the Purchaser or the Sellers (or any of them) under this agreement or the Tax Deed; and

(d)	if the benefit of this agreement is assigned to another member of the Purchaser’s Group for the time being and the assignee ceases to be a member of the Purchaser’s Group for the time being, the Purchaser shall procure that the benefit of this agreement and the Tax Deed is re-assigned to the Purchaser or assigned to another member of the Purchaser’s Group for the time being.

21.2	Each Seller may assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this agreement and the Tax Deed (each such form of assignment shall be a Transfer) provided that:

(a)	only one such Transfer may be made by each Seller (save that further Transfers may be made by that Seller or its Permitted Transferee in accordance with the provisions of this clause 21.2 with the consent of the Purchaser);

(b)	such Transfer may only be made for one of the following purposes:

(i)	tax or estate planning;

(ii)	distribution of assets pursuant to a grant of probate;

(iii)	in the case of an investment fund, for any purpose to any Fund Affiliate or on the distribution of the fund’s assets;

(c)	such Transfer may only be made to one (and only one) of the following persons:

(i)	in the case of a Transfer by an individual, to a Relation or to the trustees of a Family Trust established by that individual;

(ii)	in the case of a Transfer by or on behalf of an investment fund (including investment trusts, limited partnerships, unit trusts and co-investment schemes) by way of a distribution in kind or otherwise under the documentation or laws governing that fund to any Fund Affiliate or to any successor investment fund or to any person entitled to the assets of such investment fund upon its dissolution, each of the persons listed in (i) and (ii) of this sub-paragraph (c) being a Permitted Transferee for the purposes of this clause 21.2; and

(d)	if such transfer is made:

(i)	the transferee may enforce the obligations on the part of the Purchaser or EA Inc. under this agreement and under the Tax Deed as if it had been named in this agreement and the Tax Deed as the relevant Seller;

(ii)	as between the Sellers and the Purchaser, the Purchaser may nevertheless enforce this agreement and the Tax Deed against the Sellers as if the transfer had not occurred; and

(iii)	the Transfer shall not in any way operate so as to increase the liability of the Purchaser or the Sellers (or any of them) under this agreement or the Tax Deed.

21.3	Except as permitted by this clause 21, no party shall not assign, grant any security interest over, hold on trust or otherwise transfer its rights or obligations under this agreement or the Tax Deed without the prior written consent of the Seller’s Representative and the Purchaser.

22.	PAYMENTS

22.1	Unless otherwise expressly stated (or as otherwise agreed in the case of a given payment), each payment to be made under this agreement shall be made in United States dollars by transfer of the relevant amount into the relevant account on or before the date the payment is due for value on that date. Save in respect of the payments to be made pursuant to subclause 5.2, the relevant account for a given payment shall, not less than 10 Business Days before the date that payment is due, be specified by the Purchaser (if that payment is to the Purchaser) or by the Sellers’ Representative (if that payment is to a Seller) by giving written notice to the Sellers’ Representative or the Purchaser (as appropriate) for the purpose of that payment.

22.2	If a party defaults in making any payment when due of any sum payable under this agreement, it shall pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate equal to three per cent. above LIBOR, which interest shall accrue from day to day. For the purposes of this subclause, LIBOR means the average (rounded to the nearest one sixteenth of 1 per cent.) of the offered rate quoted by National Westminster Bank plc (or, if National Westminster Bank plc cannot provide such rates, such other London clearing bank as is nominated by the Company) to leading banks in the London interbank market at or about 11.00 a.m. (London time) on the first Business Day following the date on which payment is due for six-month US Dollar deposits in an amount of $1,000,000.

23.	SET-OFF AND WITHHOLDING

23.1	Except where and to the extent permitted by clause 9.1 of the Bridging Loan Facility Agreement, each Seller and the Purchaser shall make all payments under this agreement and each Transaction Document without set-off or counterclaim and free and clear of all taxes, deductions, withholdings and other charges of whatever nature, save as required by law.

23.2	The Purchaser waives any and all rights of set-off against any of its obligations to pay the Earn-Out Consideration which it might otherwise have by virtue of any Warranty Claim or any other claim arising under this agreement or any other Transaction Document or any other obligation or liability of any Seller to the Purchaser or any member of the Purchaser’s Group (including a Group Company) by any Seller.

23.3	If any Seller is required by law to make a deduction or withholding in respect of any sum payable under this agreement, such Seller shall, at the same time as the sum which is the subject of the deduction or withholding is payable, make a payment to the Purchaser of such additional amount as shall be required to ensure that the net amount received by the Purchaser will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

23.4

If a refund, credit or similar relief against Taxation is or may be available in respect of any amount deducted or withheld and the subject of a corresponding additional payment under subclause 23.3, the relevant Seller and the Purchaser shall co-operate with each other in seeking to obtain such refund, credit or relief. If the Purchaser has obtained, utilised and retained such a refund, credit or relief, the Purchaser shall pay to the Seller the amount which the Purchaser determines, in good faith, will leave the Purchaser (after that payment) in the same after-Tax position as it would have been in had the deduction or withholding giving rise to the relevant additional payment not been required to have been made.

23.5	The Purchaser may deduct from any amount payable by it under this agreement:

(a)	to a Seller (other than Sebastien de Halleux, if he has executed a Deed of Adherence as contemplated by subclause 24.3) an amount equal to any amount or amounts in respect of income tax, National Insurance contributions (including employer’s National Insurance contributions) or social security contributions for which any member of the Purchaser’s Group (including a Group Company) is liable, or liable to account, in respect of the Consideration payable to that Seller or in respect of any shares or debentures acquired by the relevant Seller pursuant to the Put and Call Option Agreement or in respect of the exercise of any option granted by the Company pursuant to any Share Plan where such exercise took place on or after 2 November 2009; and

(b)	to Sebastien de Halleux, any amounts the deduction of which is contemplated by the Tax Matters Agreement (if he has executed a Deed of Adherence as contemplated by subclause 24.3),

provided that, subject to any agreement to the contrary, the Purchaser shall, after making any such deduction, promptly remit the amount so deducted to the member of the Purchaser’s Group which is liable, or liable to account, for the relevant tax or contributions and such member of the Purchaser’s Group shall remit the amount so deducted to the relevant Taxation Authority.

23.6	The Purchaser shall, upon the reasonable request and at the expense of the relevant Seller, co-operate with a Seller in completing any procedural formalities (including where relevant accepting from that Seller such certification, information, documentation or other reporting requirements necessary to obtain reduced (including zero) rates under applicable income tax conventions), necessary to minimise any potential deduction and withholding for or on account of any tax with respect to any amount payable or withheld under this agreement, provided, for the avoidance of doubt, that nothing in this clause 23.6 shall:

(a)	require the Purchaser to make any payment or take any other action (or procure that any other person make any payment or take any action) in any different manner to that set out in this agreement; or

(b)	limit the entitlement of the Purchaser to make any payment under this agreement subject to a deduction or withholding where the Purchaser considers that it is required to do so in order to comply with applicable tax law, regulation or income tax convention (in each case on the basis of a reasonable interpretation, made by the Purchaser in good faith, of the relevant law, regulation or convention).

24.	GENERAL

24.1	The receipt by the Sellers’ Representative of any document to be delivered to a Seller shall discharge the Purchaser’s obligation to deliver it to that Seller, unless the document relates to a Personal Matter where the Purchaser shall deliver such documents to that Seller rather than the Sellers’ Representative.

24.2	Each of the obligations, warranties and undertakings set out in this agreement (excluding any obligation which is fully performed at Completion) shall continue in force after Completion.

24.3	If, at any time after Completion, Sebastien de Halleux executes a Deed of Adherence, he shall become a party to this agreement and be entitled to the benefit of the continuing provisions of this agreement relating to Management Sellers as if he had been named in it as a Management Seller at the date of this agreement.

24.4	Where any obligation, warranty or undertaking in this agreement is expressed to be made, undertaken or given by two or more of the Sellers, they shall be severally responsible in respect of it in the Relevant Percentages unless otherwise stated.

24.5	The Purchaser may release or compromise in whole or in part the liability of any of the Sellers under this agreement or grant any time or indulgence to that Seller without affecting the liability of any other Seller.

24.6	Except as otherwise expressly provided in this agreement each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement.

24.7	This agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart. Facsimile signatures shall be valid and binding to the same extent as original signatures.

24.8	The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided in this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

24.9	Except as stated in subclauses 10.12 (Warranties); 13.8 (Protective Covenants); 14.3 (Directors’ & Officers’ Insurance); and 15.2 (Waiver of Rights and Seller Acknowledgements), a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

24.10	Save in the case of fraud or dishonesty, paragraph 7 of Schedule 4 shall apply to any claim under this agreement or any Transaction Document (other than in respect of any claim under clause 2 of the Tax Deed).

25.	WHOLE AGREEMENT

25.1	This agreement and the other Transaction Documents contain the whole agreement between the parties relating to the transactions contemplated by the Transaction Documents at the date hereof and supersede all previous agreements, whether oral or in writing, between the parties relating to these transactions. Except as required by statute, no terms shall be implied (whether by custom, usage or otherwise) into this agreement.

25.2

Each party acknowledges that in agreeing to enter into this agreement and the other Transaction Documents it has not relied on any express or implied warranty, collateral contract or other assurance (except those expressly incorporated in the Transaction Documents) before the entering into of this agreement. Each party waives all rights and remedies which, but for this subclause 25.2, might otherwise be available to it in respect of any such warranty, collateral contract or other assurance.

25.3	The only remedy of the Purchaser for a Warranty Claim shall be to bring a claim under and on the basis set out in subclauses 10.5, 10.6 and 10.7.

25.4	No party shall be entitled to rescind or terminate this agreement in any circumstances whatsoever.

25.5	Subject to subclause 25.3 and Appendix 7 and so far as is permitted by law, each Seller and the Purchaser agrees and acknowledges that its only right and remedy in relation to any warranty or undertaking made or given in connection with this agreement and the other Transaction Documents shall be for breach of the terms of this agreement (or the relevant Transaction Document, as the case may be) to the exclusion of all other rights and remedies (including those in tort or arising under statute).

25.6	Nothing in this clause 25 limits or excludes any liability for fraud.

26.	GOVERNING LAW

This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by English law.

27.	DISPUTES

27.1	Except to the extent provided for in subclauses 6.3, 8.7 and 27.2 and paragraph 3 of Part 1 of Appendix 4 or in Appendix 7, the English courts have exclusive jurisdiction to hear and determine any suits, actions, proceedings and to settle all disputes arising out of or in connection with this agreement and for such purposes each party irrevocably submits to the exclusive jurisdiction of the English courts.

27.2	This clause is for the benefit of the Purchaser and EA Inc. only. Nothing in subclause 27.1 limits the right of Purchaser and EA Inc. to bring proceedings against the Chinese Key Employees in relation to a dispute: (a) in any other court of competent jurisdiction; or (b) concurrently in more than one court of competent jurisdiction.

27.3	Each Seller irrevocably appoints the First Representative (of 76 Sloane Street, London, SW1X 9SF) and the Second Representative (addressed to the Second Representative, Index Venture Management LLP, 52-53 Conduit Street, London W1S 2YX) acting jointly as its agent in England for service of process (each to be served separately and service to be effective when served on both the First Representative and the Second Representative). Such appointment shall be valid until such time as the Purchaser has received prior written notice from the Seller that such First Representative and/or Second Representative has ceased to act as agent and irrevocably appointing another agent in England for service of process and providing the name and address in England of the new agent(s).

27.4	The Purchaser and EA Inc. irrevocably appoint Electronic Arts Limited of Onslow House, Onslow Street, Guildford, Surrey GU1 4TN as their agent in England for service of process.

27.5

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY IT AND FOR ANY COUNTERCLAIM THEREIN (IN EACH CASE WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY AND WHETHER PREDICATED ON COMMON LAW, STATUTE OR OTHERWISE).

EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONGST OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS CLAUSE.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

SCHEDULE 1

THE COMPANY

Company name:	Playfish Limited

Registered number:	6374301

Registered office:	58-60 Berners Street, London W1T 3JS

Date and place of incorporation:	18 September 2007, England and Wales

Directors:	Shukri Shammas Tarek Fuad Abuzayyad Kristian Segerstrale Benjamin John Bieder Holmes Kevin Earle Comolli

Secretary:	Tareq Naqib

Accounting reference date:	31 December

Auditors:	PriceWaterhouseCoopers LLP

Authorised capital:	GBP30,000

Issued capital:	GBP 11,778,714.49

SCHEDULE 2

THE SUBSIDIARIES

Company name:	Playfish AS
Registered number:	892 102 422
Registered office:	TromsØ, Norway
Date and place of incorporation:	10 December 2007, TromsØ, Norway
Directors:	Shukri Shammas, Chairman of the Board Kristian Segerstråle, board member Kim Daniel Victor Arthur, deputy board member
Accounting reference date:	31 December
Auditors:	PricewaterhouseCoopers AS
Issued capital:	NOK 100,000
Shareholders:	Name: Playfish Limited	No. of shares: 100

Company name:	Playfish, Inc.
Registered number:	4549032
Registered office:	c/o Incorporation Services, Inc. One Commerce 1201 Orange St. #600 Wilmington, Deleware 19889 USA
Date and place of incorporation:	May 16, 2008, State of Delaware (USA)
Directors:	Sebastien de Halleux Kristian Segerstråle Shukri Shammas
Secretary:	Sebastien de Halleux
Accounting reference date:	31 December
Auditors:	None
Authorised capital:	1,200 Shares
Shareholders:	Name: Playfish Limited	Percentage of shares: 100%

Company name:	Beijing Playfish Game Technology Ltd.
Registered number:	110000450055831
Registered office:	Unit 1-605-606, China-View, No. 2 Gongti East Road, Chaoyang District, Beijing, China
Date and place of incorporation:	11th June, 2008; Unit 1-605-606 China-View, No. 2 Gongti East Road, Chaoyang District, Beijing, China
Directors:	Are Mack Growen Kristian Segerstråle Shukri Shammas
Secretary:	Ding Wenzhu
Accounting reference date:	31 December
Auditors:	Beijing Zhongyongzhaoyang Certified Public Accountants
Authorised capital:	RMB 2,000,000
Paid-in capital:	RMB 2,000,000
Shareholders:	Name: Playfish Limited	Percentage of shares: 100%

SCHEDULE 3

WARRANTIES

PART 1

INDIVIDUAL WARRANTIES

1.	Ownership of the Shares

(a)	The Seller is the sole legal and beneficial owner of the Shares set opposite its name in Part 3 of Appendix 1.

(b)	Other than the Shares set opposite its name in Part 3 of Appendix 1, the Seller does not have any interest in the share capital of any Group Company nor have the right to require any Group Company to issue or transfer any share or loan capital either now or at any time in the future whether contingently or not.

(c)	There is no Encumbrance on, over or affecting any of the Shares set opposite its name in Part 3 of Appendix 1 and no person has claimed to be entitled to any such Encumbrance.

(d)	The particulars relating to the Shares set opposite its name in Part 3 of Appendix 1 are true and accurate.

2.	Capacity and consequences of sale

(a)	The Seller has the power to execute and deliver this agreement, the Tax Deed and each of the other Transaction Documents to which it is or will be a party and to perform its obligations under each of them and has taken all action necessary to authorise such execution and delivery and the performance of such obligations.

(b)	This agreement constitutes and the Tax Deed will, when executed, constitute legal, valid and binding obligations on each Seller in accordance with their respective terms. Each of the other Transaction Documents to which that Seller is or will be a party will, when executed, constitute legal, valid and binding obligations on that Seller in accordance with its terms.

(c)	The execution and delivery by the Seller of this agreement and of each of the other Transaction Documents to which it is or will be a party and the performance of the obligations of the Seller under it and each of them do not and will not:

(i)	conflict with or constitute a default under any provision of:

(A)	any agreement or instrument to which it is a party; or

(B)	if the Seller is a Corporate Seller, its constitutional documents; or

(C)	any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other legal restriction by which it is bound; or

(ii)	result in the creation or imposition of any Encumbrance on any of the Shares set opposite its name in Part 3 of Appendix 1.

(d)	All authorisations from, and notices or filings with, any governmental or other authority that are necessary to enable the Seller to execute, deliver and perform its obligations under this agreement and each of the other Transaction Documents to which it is or will be a party have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorisation have been complied with.

(e)	The Seller has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transactions and is consummating the Transactions with a full understanding of all of the terms, conditions and risks and willingly assumes those terms, conditions and risks.

PART 2

GENERAL WARRANTIES

1.	GENERAL

1.1	Capacity and consequences of sale

(a)	The execution and delivery of this agreement and of each of the other Transaction Documents to which it is or will be a party and the performance of the obligations under it and each of them do not and will not:

(i)	conflict with or constitute a default under any provision of:

(A)	any agreement or instrument to which any Group Company is a party; or

(B)	the constitutional documents of any Group Company; or

(C)	any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by any Group Company is bound; or

(ii)	relieve any other party to a contract with any Group Company of its obligations or enable that party to vary, accelerate or terminate its rights or obligations under that contract; or

(iii)	result in the creation or imposition of any Encumbrance on any of the Shares or the Special Voting Share or any of the property or assets of any Group Company.

(b)	No Group Company is liable to pay any brokerage, finder’s, financial adviser or other similar fee or commission in connection with the transactions contemplated by this agreement.

1.2	Schedules

The particulars relating to the Group Companies set out in Schedules 1 and 2 to this agreement are true and accurate.

1.3	Capital structure

(a)	The Special Voting Share and the Shares, details of which are set out opposite “issued capital” in Schedule 1, constitute the whole of the issued and allotted share capital of the Company and are fully paid up. The paid up capital has not been repaid.

(b)	The shares, details of which are set out opposite “issued capital” under a Subsidiary’s name in Schedule 2, constitute the whole of the issued and allotted share capital of that Subsidiary. All such shares are beneficially owned by the Company or another Group Company free from any Encumbrance and are fully paid up. The paid up capital has not been repaid.

(c)	No person is entitled and no Management Seller has received notice from any person claiming to be entitled to require any Group Company to issue or transfer any share or loan capital either now or at any future date whether contingently or not.

(d)	There is no Encumbrance on, over or affecting any of the Shares or the Special Voting Share and no Group Company nor any Management Seller has received notice from any person claiming to be entitled to any such Encumbrance.

1.4	Incorporation and constitutional documents

(a)	Each Group Company has been duly incorporated, is validly existing and duly registered under the laws of the jurisdiction of its incorporation. Each Group Company has the requisite power and capacity to conduct its business as presently conducted.

(b)	The copy of the memorandum and articles of association (or the equivalent constitutional documents) of each Group Company which is included in the Data Room is accurate and complete.

1.5	Statutory books and returns

(a)	All statutory books and registers (including the register of members) of each Group Company have been maintained in accordance with applicable laws and no notice or allegation that any of them is incorrect or should be rectified has been received.

(b)	All returns, particulars, resolutions and other documents which a Group Company is required by law to file with or deliver to the registrar of companies or his equivalent have been correctly made up and duly filed or delivered.

1.6	Subsidiaries, associations and branches

No Group Company:

(a)	holds or beneficially owns or has agreed to acquire any securities of any other company other than another Group Company; or

(b)	is, nor has agreed to become, a member of any partnership (whether incorporated or unincorporated) or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

(c)	has outside its jurisdiction of incorporation any branch or any permanent establishment; or

(d)	has issued any profit sharing bonds or otherwise attributed rights to third parties to share in past, present or future income or profits, reserves or liquidation surpluses.

1.7	Sellers’ other interests

(a)	So far as the Management Sellers are aware, none of the Shareholders (other than the Investor Sellers) is Concerned (within the meaning set out in subclause 13.4(a)) in any business which is competitive or likely to be competitive with the business of any Group Company.

(b)	None of the Shareholders nor any person connected with any of the Shareholders has any rights or claims against any Group Company except for reimbursement of out-of-pocket expenses incurred in the proper performance of his duties as an employee and normal accruals of emoluments.

1.8	Ownership of assets

(a)	At the Accounts Date all the assets included in the Accounts were owned by the relevant Group Company and accurate particulars of all material fixed assets acquired or agreed to be acquired by any Group Company since the Accounts Date are set out in the Disclosure Letter.

(b)	Except for current assets offered for sale or sold in the ordinary course of trading, no Group Company has since the Accounts Date disposed of any of the assets included in the Accounts or any assets acquired or agreed to be acquired since the Accounts Date.

(c)	None of the property, assets, undertaking, goodwill or uncalled capital of any Group Company (other than the Properties) is subject to any Encumbrance.

(d)	The assets of each Group Company (including assets that it has the right to use) comprise the assets necessary for the continuation of its business in all material respects as carried on at the date of this agreement.

1.9	Vulnerable prior transactions

There has been no transaction pursuant to or as a result of which (a) any of the Shares or (b) the Special Voting Share or (c) any asset owned, purportedly owned or otherwise held by any Group Company is liable to be transferred or re-transferred to another person or which gives or may give rise to a right of compensation or other payment in favour of another person under the law of any relevant jurisdiction.

1.10	Insider contracts

(a)	Save as set out in the Termination Deed, the employment agreements referred to in paragraph 5.1(a)(ii) and (iii) and the EMI Plan, no Group Company is a party to any contract or arrangement in which any of the Shareholders or any person connected with any of the Shareholders is interested, directly or indirectly.

(b)	None of the Shareholders nor any person connected with any Shareholders is a party to any contract or arrangement for the provision of finance, goods, services or other facilities to or by any Group Company.

(c)	No Group Company is a party to, nor have the profits or financial position of any Group Company during the financial period ended on the Accounts Date been affected by, any contract or arrangement which is not of an entirely arm’s length nature.

1.11	Compliance with laws

(a)	No Group Company, nor any of the Management Sellers nor any of the directors and, so far as the Management Sellers are aware, none of the officers, agents, representatives or employees of any Group Company, has done or omitted to do anything which is a material contravention of any law, statute, order, regulation or the like which has resulted or may result in any sanction, fine or penalty or other liability (including to any of the Shareholders) on the part of any Group Company.

(b)	Each Group Company, and, so far as the Management Sellers are aware, all of the officers, agents, representatives or employees of any Group Company (during the course of his duties), have at all times been in compliance with each law, statute, order and regulation or the like that relates to bribery, improper competition or other matters including corruption, including the United States Foreign Corrupt Practices Act of 1977, as amended.

(c)

No Group Company, nor so far as the Management Sellers are aware, any of the officers, agents, representatives or employees of any Group Company, has made, directly or indirectly, any offer, payment, promise to pay, or authorised the payment of any money, including kick-backs, or offer, gift, promise to give or authorised the giving of anything of value to any official, political party, political party official, candidate for political office, or employee of a state-owned enterprise, or official of a public international organisation, for the purpose of wrongfully influencing the recipient’s official acts or decisions (including failures to act and decide) or for securing or obtaining any improper advantage.

1.12	Licences and consents

Each Group Company has, and has at all times complied in all material respects with the terms and conditions of, all licences (including statutory licences), authorisations and consents necessary to own and operate its assets and to carry on its business as it does at present and (so far as the Management Sellers are aware) no circumstances exist which may result in the termination, revocation, suspension or modification of any of those licences, authorisations or consents or that may prejudice the renewal of any of them.

1.13	Litigation

(a)	No Group Company is engaged in any litigation, arbitration or alternative dispute resolution proceedings and there are no such proceedings pending, no such proceedings have been threatened in writing nor, so far as the Management Sellers are aware, have such proceedings been threatened by or against any Group Company.

(b)	So far as the Management Sellers are aware, there are no circumstances which are likely to give rise to any litigation, arbitration or alternative dispute resolution proceedings by or against any Group Company.

(c)	So far as the Management Sellers are aware, no Group Company has received notice in writing that it is the subject of any investigation, inquiry, enforcement proceedings or process by any governmental, administrative or regulatory body nor, so far as the Management Sellers are aware, are there any circumstances which are likely to give rise to any such investigation, inquiry, proceedings or process.

1.14	Insolvency

(a)	No receiver, receiver and manager or administrative receiver has been appointed in respect of any Group Company or in respect of the whole or any part of the assets or undertaking of any Group Company.

(b)	No administration order has been made, no petition or application has been presented for such an order and no documents have been filed with the court for the appointment of an administrator in respect of any Group Company and no notice of intention to appoint an administrator has been received by the Management Sellers in respect of any Group Company.

(c)	No meeting has been convened at which a resolution is to be proposed, no resolution has been passed, no petition has been presented and no order has been made for the winding-up of any Group Company and no provisional liquidator has been appointed to any Group Company.

(d)	No Group Company has stopped or suspended payment of its debts, become unable to pay its debts as they fall due or otherwise become insolvent in any relevant jurisdiction.

(e)	No unsatisfied judgment, order or award is outstanding against any Group Company, no written demand has been made against any Group Company and no distress or execution has been levied on, or other process commenced against, any asset of any Group Company.

(f)	No voluntary arrangement has been proposed or approved in respect of any Group Company and no notice in writing of intention to take steps to obtain a moratorium has been received by the Management Sellers in respect of any Group Company.

(g)	No meeting to approve a compromise or scheme of arrangement has been convened and no such compromise or scheme has been agreed to or sanctioned in respect of any Group Company.

(h)	No Group Company has entered into any compromise or arrangement with its creditors or any class of its creditors generally.

(i)	No person has been appointed, no proceedings have been commenced, no order has been obtained and no other action has been taken of a type mentioned in any of the subparagraphs above in any jurisdiction other than the UK.

(j)	So far as the Management Sellers are aware, no circumstances have arisen which entitle any person to take any action, appoint any person, commence any proceedings or obtain any order of a type mentioned in any of the subparagraphs above in any relevant jurisdiction.

2.	ACCOUNTS AND FINANCIAL

2.1	Accuracy of Accounts

The Accounts:

(a)	have been prepared under the historical cost convention and in accordance with United Kingdom GAAP and applicable statutes and regulations;

(b)	accurately state the assets and liabilities of the Group and the Company and give a true and fair view of the financial position of the Group and the Company as at the Accounts Date or (as the case may be) the date to which they were prepared and the income and expenditure for the period ended on the Accounts Date or (as the case may be) for the periods in respect of which they were prepared;

(c)	contain (as appropriate under United Kingdom GAAP) specific provisions, accruals or creditors adequate to cover, or full particulars in notes, of all Taxation (including deferred taxation) and other liabilities (whether quantified, contingent or otherwise) of the Group and the Company as at the Accounts Date or (as the case may be) the date to which they were prepared; and

(d)	are not affected by any unusual or non-recurring items.

2.2	Book debts

None of the Management Sellers has reasonable grounds to believe or suspect that any debt owing to a Group Company at the date of this agreement (other than the debts included in the Accounts) will not in the ordinary course of collection realise its nominal amount plus any costs of collection and any accrued interest.

2.3	Management accounts

The unaudited consolidated management accounts of the Group Companies for the period of nine months ended September 2009 in the Agreed Form have in all material respects been prepared with due care and attention using accounting policies consistent with those adopted in the preparation of the Accounts and fairly present the assets and liabilities of the Group Companies and the profits or losses of the Group Companies for the period concerned.

2.4	Capital commitments

Except as expressly disclosed in the Accounts, no Group Company had any commitment on capital account outstanding at the Accounts Date.

2.5	Dividends and distributions

No dividends or other distributions of profits or assets have been, or have agreed to be, declared, made or paid since the date of incorporation of each Group Company.

2.6	Position since Accounts Date

Since the Accounts Date:

(a)	each Group Company has conducted its business in the ordinary and usual course;

(b)	no Group Company has entered into any unusual contract or commitment or otherwise departed from its in the ordinary and usual course of trading;

(c)	there has been no deterioration in the turnover, the trading performance, the financial position or the prospects of any Group Company; and

(d)	no Group Company has entered into or agreed to enter into any agreement for future capital expenditure exceeding £100,000.

2.7	Borrowings, loan capital and guarantees

(a)	Full and accurate particulars (including amounts) of all outstanding loan capital of, all outstanding money borrowed or raised, including money raised by acceptances or debt factoring, by and all liabilities (whether present or future, actual or contingent) in respect of any guarantee or indemnity of each Group Company are set out in the Disclosure Letter.

(b)	The total amount borrowed by each Group Company does not exceed (i) any limitation on borrowing contained in its constitutional documents or (ii) any limitation in any contract or arrangement to which it is a party (including its overdraft facilities).

2.8	Continuation of facilities

In relation to each agreement, trust deed, instrument or arrangement under which any Group Company has outstanding any loan capital, has outstanding any money borrowed or raised (including money raised by acceptances or debt factoring) or has any liability (whether present or future, actual or contingent) in respect of any guarantee or indemnity:

(a)	full and accurate particulars of it, and a copy of all documents relating to it, are set out in or, as the case may be, annexed to the Disclosure Letter;

(b)	there has not been any contravention of, or non-compliance with, any of its material terms or conditions;

(c)	no steps for the enforcement of any Encumbrance have been taken or threatened in writing;

(d)	there has not been any alteration to its terms and conditions;

(e)	none of the Sellers nor any Group Company has done anything which might affect or prejudice its continuation;

(f)	it is not dependent on the guarantee of, or on any security provided by, a third party; and

(g)	it is not terminable, and no amount is or may become repayable under it, by reason of the sale of the Shares or the Special Voting Share.

2.9	Derivative transactions

No Group Company has outstanding any obligations in respect of a derivative transaction including any foreign exchange transaction.

2.10	Government grants

No Group Company is subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any governmental department or other body.

2.11	Loans

No Group Company has lent any money which has not been repaid to it or owns the benefit of any debt (whether present or future, actual or contingent) other than debts owing to it in the ordinary course of its business.

2.12	Bank accounts

The statement of the Group Companies’ bank accounts and of the credit or debit balance on each of them annexed to the Disclosure Letter is accurate, and no Group Company has any bank or deposit account (whether in credit or overdrawn) not included in that statement. Since the date of that statement there has not been any payment out of any of the accounts concerned except for routine payments and the balance on each such account is not materially different from the balance shown on that statement.

2.13	Political and charitable donations

No Group Company has incurred any political expenditure or made any political or material charitable donation in the current or preceding financial year or is under any commitment to do so.

2.14	Expenses

No Group Company has incurred any expenses in relation to the transactions contemplated by this agreement.

3.	COMMERCIAL

3.1	Suppliers and business partners

So far as the Management Sellers’ are aware:

(a)	no supplier of any Group Company has ceased or will cease supplying it or has reduced or will reduce its supplies to any Group Company; and

(b)	no business partner or licensee of any Group Company has terminated or will terminate any contract with it or withdraw or reduce its custom with it,

after Completion or as a result of the proposed acquisition, direct or indirect, of the Group Companies by the Purchaser.

3.2	Contracts and outstanding offers

(a)	Each Group Company has observed and performed all material terms and conditions on its part to be observed and performed under each of the contracts to which it is a party.

(b)	No Group Company will be required after the date of this agreement to undertake any work or supply any goods or services, except on normal commercial terms under a contract entered into on or before the date of this agreement.

(c)	No offer, tender or the like which is capable of being converted into an obligation of any Group Company by an acceptance or other act of some other person is outstanding, except in the ordinary course of the business of that Group Company.

3.3	Material contracts

(a)	No Group Company is a party to any contract, arrangement or obligation which:

(i)	whether by reason of its nature, term, scope, price or otherwise, is of material importance to the business, profits, assets or liabilities of any Group Company; or

(ii)	is not in the ordinary course of the relevant Group Company’s business; or

(iii)	is incapable of performance in accordance with its terms within six months after the date on which it was entered into or undertaken; or

(iv)	is of an unduly onerous nature or cannot be fulfilled or performed by the relevant Group Company on time and without undue or unusual expenditure of money or effort; or

(v)	requires an aggregate consideration payable by any Group Company in excess of £50,000; or

(vi)	involves the supply of goods or services the aggregate sales value of which will represent in excess of 10% of the turnover of the relevant Group Company expected by the Sellers (or any of them) for the current financial year; or

(vii)	involves royalty payments to a third party the aggregate value of which in any financial year will exceed £50,000; or

(viii)	is for the provision of management or similar services to any Group Company and which is not terminable by that Group Company on less than three months’ notice without compensation,

other than those contained in folder 2.1.2 of the Data Room (the Material Contracts).

(b)	So far as the Management Sellers are aware, the obligations assumed by each party to each Material Contract under that Material Contract constitute the legal, valid, binding obligations of that party, enforceable in accordance with the terms of the Material Contract subject to the rights of the creditors generally.

(c)	So far as the Management Sellers are aware, no party to any Material Contract (other than a Group Company) is in breach of any of its obligations under that Material Contract.

(d)	No Group Company has waived any of its rights of material importance under any Material Contract.

3.4	Anti-competitive arrangements

(a)	No Group Company is now, and has not since the date of its incorporation been, a party to any agreement or concerted practice or involved in any business conduct which infringes, or is otherwise void or unenforceable in whole or in part pursuant to, any anti-trust or similar legislation in any jurisdiction in which it carries on business or has assets or sales (including Articles 81 and 82 EC) and has not, pursuant to any such legislation, given any undertaking, applied for negative clearance, exemption, guidance or approval, had an order, notice or direction made against it or received any request for information or statement of objections from or corresponded with any court or authority.

(b)	No Group Company has since the date of its incorporation been in receipt of any state aid within the meaning of Article 87(1) EC.

3.5	Confidential information

Neither any Group Company nor, so far as the Management Sellers are aware, any Shareholder has at any time (except (a) in the normal and proper course of a Group Company’s day-to-day business and subject to an obligation of confidentiality or (b) to a Group Company’s professional advisers) disclosed to any person other than the Purchaser or the Purchaser’s Advisers:

(i)	any of the secret or confidential information or property of any Group Company, including any financial information, plan, statistics, document, file, client list, marketing information, records or papers; or

(ii)	any other information relating to any Group Company’s business or affairs the disclosure of which might or could cause loss or damage to or adversely affect any Group Company; or

(iii)	any secret or confidential information relating to any customer, client, employee or agent of any Group Company or to any other person who has or has had any dealings with any Group Company.

3.6	Intellectual property

(a)	So far as the Management Sellers are aware, no activities of any Group Company infringe or are likely to infringe any Intellectual Property Right of any third party and no claim in writing has been made against any Group Company in respect of such infringement.

(b)	Full and accurate particulars of all registered Intellectual Property Rights (including applications to register the same) and a description of the unregistered Intellectual Property Rights that are incorporated in or protect Games that have been released prior to the date of this agreement, and are owned by any Group Company are set out in the Disclosure Letter. Each such Intellectual Property Right is legally and beneficially owned, free from any Encumbrance, solely by the Group Company identified in the Disclosure Letter as its owner.

(c)	Full and accurate particulars of or, in the case of a document, a copy of all licence and other agreements relating to any Intellectual Property Right to which any Group Company is a party (whether as licensor or licensee), excluding any agreement under which commercially available “off-the-shelf” software is licensed to any Group Company, are set out in or annexed to the Disclosure Letter. No Group Company is in material breach of any such agreement and, so far as the Management Sellers are aware, no third party is in material breach of any such agreement.

(d)	So far as the Management Sellers are aware, (i) all the Intellectual Property Rights referred to in paragraph 3.6(b) above as well as the unregistered Intellectual Property Rights which are incorporated in or protect Games that have not been released at the date of this agreement and all the agreements referred to in paragraph 3.6(c) above are valid and subsisting and nothing has been done or omitted to be done by any Group Company, and, (ii) nothing has been done or omitted to be done by any third party, which would impair the validity or subsistence of any of such Intellectual Property Rights or of any of such agreements. None of such Intellectual Property Rights or agreements is subject to or contains any material restriction which adversely affects any Group Company’s ability to use it for the purpose of its business.

(e)	Each Group Company owns or has licensed from a third party all Intellectual Property Rights (other than patents) and, so far as the Management Sellers are aware, patents used by such Group Company to carry on its business as such business has been carried on during the year prior to the date of this agreement. None of such Intellectual Property Rights that are owned by any Group Company nor any Group Company’s ability to use any of such Intellectual Property Rights will be adversely affected by the acquisition, direct or indirect, of the Group Companies by the Purchaser. Such Intellectual Property Rights that are not owned by any Group Company shall be exercisable by each Group Company upon the acquisition of the Group Companies by the Purchaser on the same terms and conditions as are applicable immediately before the acquisition of the Group Companies by the Purchaser.

(f)	So far as the Management Sellers are aware there has been no unauthorised use by any person of any Intellectual Property Right or confidential information owned by any Group Company.

(g)	All Games and Websites other than any portion thereof that is licensed from a third party under any licence agreement to which reference is made in paragraph 3.6(c) have been developed either: (i) by employees of a Group Company acting in the course of their employment; or (ii) by third parties on legally binding written terms under which all Intellectual Property Rights of such third parties in the Games and Websites (as the case may be) vest absolutely in the relevant Group Company.

(h)	No employees or third parties have any right to payment, attribution or other interest or claim in relation to a Group Company’s use of the Games or Websites except for any such right that is not assignable or waivable under applicable law.

(i)	The termination of employment of any employee of a Group Company (either by that Group Company or by the employee and regardless of the circumstances) does not affect the Warranties in this paragraph 3.6.

(j)	The Group Companies hold all relevant licences, authorisations, permits and permissions (together, Permissions) required by applicable laws and regulations in each jurisdiction in which they operate:

(i)	in order for access to a Website or Game to be lawful; and

(ii)	in order to carry on their business as such business has been carried on during the year prior to the date of this agreement.

(k)	There has been no application for revocation or cancellation of any Permission of which Management Sellers have received notice in writing and all conditions and undertakings attaching to the Permissions have been complied with by the Group Companies in all material respects.

(l)

So far as the Management Sellers are aware, the software used in connection with the Games and the Websites is free of all viruses, worms, trojan horses and other infections or harmful routines, and does not contain any bugs, errors or problems, that could reasonably be expected to disrupt in a material manner its intended use or that are intended to damage, detrimentally interfere with, surreptitiously intercept or expropriate any system, data or personal information.

3.7	Marketing information and advertising

(a)	All Marketing Information used by any Group Company that is not in the public domain is owned by or is the subject of a valid grant of rights to that Group Company and none of such Marketing Information is subject to any material restriction which adversely affects that Group Company’s ability to use it for the purposes of its business.

(b)	No Group Company has disclosed nor is obliged to disclose any Marketing Information of a confidential nature to any person other than employees of a Group Company or other person who is bound by a duty of confidentiality with respect thereto.

(c)	No Group Company is in material breach of any agreement under which any Marketing Information was or is to be made available to it.

(d)	To the extent that Marketing Information contains lists and compilations of information relating to users of the Websites or Games no Group Company has sold any of the Marketing Information to any third party, or otherwise disclosed that Marketing Information in any way that is not in compliance with Data Protection Legislation in all material respects.

(e)	Other than laws and regulations applicable to companies generally, there are no material restrictions of which Management Sellers are aware which prevent any Group Company from, or require any Group Company to obtain consent before, advertising its business, as currently conducted, in the manner it sees fit, including with respect to previously developed advertising campaigns as well as advertising campaigns and programs under development. Each Group Company’s advertising campaigns are in compliance in all material respects with, and have received all applicable approvals under, all laws and regulations applicable to companies generally.

3.8	Data and records

(a)	For the purposes of this paragraph, Data Protection Legislation means all statutes, enacting instruments, common law, regulations, directives, codes of practice, guidance notes, decisions, recommendations and the like (whether in the United Kingdom, the European Union or elsewhere) concerning the protection and/or processing of personal data.

(b)	All personal data (as defined in the relevant piece of Data Protection Legislation) of each Group Company is recorded, stored, maintained, operated or otherwise held in accordance with Data Protection Legislation. No Group Company has disclosed to any third party any such records, data or information in breach of the Data Protection Legislation.

(c)	So far as the Management Sellers are aware, each Group Company has complied with all relevant requirements of Data Protection Legislation.

(d)	No Group Company has received any notice in writing or allegation from either the UK Information Commissioner or the Norwegian Data Inspectorate or from any other data protection regulator in any other jurisdiction, a data controller or a data subject (in each case, as defined within the relevant piece of Data Protection Legislation) alleging non-compliance with any Data Protection Legislation.

(e)	No data subject (as defined within the relevant piece of Data Protection Legislation) has claimed (or, so far as the Management Sellers are aware has the right to claim) compensation from any Group Company under any Data Protection Legislation,

3.9	Business names

Each Group Company carries on business under its own corporate name and not any other name.

3.10	Systems compliance

(a)	For the purposes of this paragraph, Systems means all the software, hardware, network and telecommunications equipment and internet-related information technology that are used by any Group Company in connection with the operation of its business as currently conducted (including the Games and the Websites).

(b)	Accurate particulars of or, in the case of a document, a copy of all agreements relating to the Systems to which any Group Company is a party excluding any agreement under which commercially available “off-the-shelf” software is licensed to any Group Company, are set out in or annexed to the Disclosure Letter. No Group Company nor, so far as the Management Sellers are aware, any third party is in material breach of any such agreement.

(c)	A Group Company is the exclusive owner and/or is validly licensed or otherwise authorised to use the Systems. The Systems and each Group Company’s ability to use all or any part of the Systems owned by such Group Company will not be affected by the acquisition, direct or indirect, of the Group Companies by the Purchaser. Any part of the Systems that is licensed from or provided by a third party shall be available to each Group Company after the acquisition of the Group Companies by the Purchase on the same terms and conditions as are applicable immediately before the acquisition of the Group Companies by the Purchaser.

(d)	The Systems comprise all computer systems (including computer processors, associated and peripheral equipment, computer programs, systems software and technical and other documentation relating to any computer system) used by any Group Company in the continuance of its business in the ordinary course to the same extent as carried on in the period of two years prior to the date of this agreement. Full and accurate particulars of or, in the case of a document, a copy of all proposed acquisitions in relation to the Systems that any Group Company intends to consummate within the next ninety (90) days other than acquisitions of commercially available “off the shelf” software or any acquisition in which the aggregate consideration payable by any Group Company does not exceed £50,000 are set out in or annexed to the Disclosure Letter.

(e)	So far as the Management Sellers are aware, there are no material errors in the software used in the Systems other than errors in software licensed from third parties that are reasonably expected to be promptly corrected by the applicable third party licensor pursuant to such third party licensor’s support obligations to a Group Company and that do not adversely affect any end user’s access to any Website or Game.

(f)	The Systems have the benefit of the maintenance agreements relating to any material third party software incorporated therein of which full and accurate particulars of or, in the case of a document, a copy of are set out in or annexed to the Disclosure Letter. So far as the Management Sellers are aware, there have been no security breaches, breakdowns, malfunctions, data losses, failures or other defects in the Systems in the two-year period ended on the date of this agreement which have had a material and adverse effect on the operations of a Group Company.

(g)	Accurate particulars of or, in the case of a document, a copy of each Group Company’s disaster recovery plans and security arrangements are set out in or annexed to the Disclosure Letter. Each Group Company has adequate disaster recovery plans and security arrangements in place which if implemented would not prohibit the continuation of that Group Company’s business as such business has been carried on prior to the implementation of the disaster recovery plan.

(h)	The Group Companies have in their possession, or have all necessary rights to obtain, the source code and all related technical and other information required to enable their appropriately skilled employees or those of a third party to maintain and support any material software developed specifically for and used exclusively by the Group Companies that is part of the Systems.

(i)	Accurate particulars of or, in the case of a document, a copy of all agreements under which any Group Company has licensed or procured access to any software development tools, library functions, compilers, publishing and distribution tools and all other third party software, but excluding any commercially available “off-the-shelf” software, that are used in connection with the creation, modification, compilation, operation, deployment, distribution or support of any software or Systems are set out in or annexed to the Disclosure Letter and the transactions contemplated by this agreement will not impair the use of any of the foregoing by any Group Company.

(j)	No Group Company has used or uses any open source software in a manner that (i) requires the disclosure, licensing or distribution in source code form of any of its software or Intellectual Property Rights or any portion thereof, (ii) requires the licensing of any of its software or Intellectual Property Rights or any portion thereof for the purpose of making derivative works or (iii) otherwise imposes any obligation, limitation, restriction or condition on the right or ability of any Group Company to use or distribute any software or Intellectual Property Rights.

(k)	Accurate particulars of the Domain Names are set out in the Disclosure Letter. No Group Company has in the two-year period ended on the date of this agreement received any notice in writing that the operation of, or content of, any of the Games or any of the Websites fails to comply with any applicable laws and regulations.

(l)	So far as the Management Sellers are aware, no Third Party Content is defamatory, obscene, racist, abusive, discriminatory or otherwise unlawful or improper, in each case, except where the existence of such Third Party Content would not reasonably be expected to result in the assertion of a third party claim against any of the Group Companies or infringes the Intellectual Property Rights or violates any other legal rights of any other person.

(m)	The Group Companies are the owners of all Intellectual Property Rights relating to the design and layout of the Games and the Websites other than any such Intellectual Property Rights that are licensed from a third party under any licence agreement to which reference is made in paragraph 3.6(c) and either the owners or licensees of all software (including software specifically created by a third party) relating to the operation, functionality and performance of the Games and the Websites.

(n)	Each Group Company has complied in all material respects with all requirements of the domain name registration body or bodies which issued the Domain Names, including payment of the necessary application, maintenance and renewal fees.

(o)	So far as the Management Sellers are aware, no user of a Game currently is in material breach of any written terms of use applicable to that Game including the terms of any applicable acceptable use policies.

(p)	The Websites and the Games have been operated in compliance with Data Protection Legislation in effect in jurisdictions in which users are targeted by the Group Companies and guidelines relating to personal data and with the online privacy policy applicable to those Websites and Games.

3.11	Powers of attorney

No Group Company has granted any power of attorney or similar authority which remains in force.

3.12	Insurance

Full and accurate particulars of the insurance policies taken out in respect of each Group Company are set out in the Disclosure Letter.

4.	PROPERTIES

4.1	Title

(a)	The Properties are the only properties owned, controlled, used or occupied by any Group Company and all deeds and documents necessary to prove title to each Property are in the possession of the relevant Group Company or are the subject of acknowledgements for production.

(b)	One of the Group Companies is the legal and beneficial owner in possession of each Property as shown in Appendix 2 and, is in exclusive occupation of it.

(c)	The relevant Group Company has the benefit of all rights and facilities necessary for the current use and enjoyment of each Property and no such rights or facilities are enjoyed on terms entitling any person to terminate or curtail them.

(d)	Each Property is free and clear from any Encumbrance.

4.2	Particulars

The particulars relating to the Properties set out in Appendix 2 to this agreement are true and accurate.

4.3	Disputes

So far as the Management Sellers are aware, there is no dispute regarding any of the boundaries, easements, covenants or other matters relating to any Property or its use.

4.4	Outgoings

No outgoings are payable in respect of any Property except national non-domestic rates, charges for the supply of water and the provision of sewerage services and rent and service charges.

4.5	Planning

(a)	The present use of each Property is that set out in Appendix 2 and so far as the Management Sellers are aware that use is the lawful use for the purposes of the planning or zoning legislation relevant to the jurisdiction in which each Property is located.

(b)	So far as the Management Sellers are aware, no Seller nor any Group Company has received any notice in writing and no injunction has been granted or applied for in respect of any breach or alleged breach of planning control or of any bye-law, building regulation or other relevant legislation.

4.6	Notices, orders and proposals

(a)	No Management Seller nor any Group Company has received any notice in writing or order adversely affecting any Property from any government department, any authority or any third party.

(b)	No Management Seller nor any Group Company has received any written notice of any proposals on the part of any government department or any authority which would adversely affect any Property including as to compulsory purchase or highways works.

4.7	Leases

(a)	Copies of the leases under which each Property is held (each being a Lease) are included in the Data Room. No Lease has been varied, no licences or consents have been issued under any Lease and no works or actions have been undertaken that would require such a licence or consent, and no collateral assurances or undertakings have been entered into with any relevant reversioner or any third party.

(b)	So far as the Management Sellers are aware, the covenants in each Lease have been properly performed and observed in all material respects, all rents, service charges and any other sums due under each Lease have been paid in full and neither the Management Sellers nor any Group Company has received any notice in writing or order affecting any Property relating to any outstanding breach of covenant.

(c)	There is no obligation to reinstate any Property during or at the end of the term granted by the Lease relating to that Property by removing any alteration or addition which has been made to it.

(d)	So far as the Management Sellers are aware, there is no major item of expenditure already incurred by the landlord of any Property or which the Management Sellers have been informed in writing will be incurred by him within the next 12 months which is recoverable in whole or in part from any Group Company.

(e)	So far as the Management Sellers are aware, no notice has been given or received under any Lease and there is no subsisting dispute between any Group Company and the reversioner in relation to any Lease.

4.8	Contingent property liabilities

No Group Company:

(a)	is a guarantor of the tenant’s covenants in any lease, including under any authorised guarantee agreement;

(b)	has been a tenant of any leasehold property other than the Properties; or

(c)	retains any contingent liability in relation to any property asset other than the Properties.

5.	EMPLOYEES, PENSIONS AND INCENTIVES

5.1	Particulars disclosed: Employment

(a)	Full and accurate and where necessary, by virtue of any applicable Data Protection Legislation, anonymised particulars of or, in the case of a document, a copy of the following are set out in or annexed to the Disclosure Letter:

(i)	the details of all the employees of each Group Company, each person who has accepted an offer of employment made by any Group Company but whose employment has not yet started and of each employee who has given, or has been given, notice of termination of his employment;

(ii)	the contracts of employment of each Senior Employee;

(iii)	a representative sample of the terms and conditions on which the employees of each Group Company other than the Senior Employees are employed or have been offered employment;

(iv)	each agreement for the provision of any consultancy service or the service of personnel to any Group Company and for the secondment to any Group Company of any person;

(v)	full details of any arrangement or practice under which any employee may receive any payment, whether contractual, customary or discretionary, by reference to his own performance or the performance of the whole or any part of the business of any Group Company

(vi)	any arrangement or practice of any Group Company regarding redundancy payments, whether contractual, customary or discretionary, above the statutory payment;

(vii)	each written employment practice or policy operated in relation to any Group Company’s employees or any group of them, whether contractual, customary or discretionary;

(viii)	each loan or other financial assistance provided to any employee, or past or prospective employee, of any Group Company which is outstanding;

(ix)	a description of the constitution of any works council or body of employee representatives and particulars of any recognised trade union; and

(x)	particulars of any collective or workforce agreement, dismissal procedures agreement and trade union membership agreement.

(b)	Except in respect of reimbursement of out-of-pocket expenses and normal accruals of emoluments after the Accounts Date, no sum is owing or promised to any employee of any Group Company or under any agreement referred to in paragraph 5.1(a).

5.2	Employees

(a)	Each Group Company has complied with its obligations to applicants for employment, its employees and former employees, any relevant trade union, works council and employee representatives.

(b)	On Completion no Group Company will employ or have any obligation to employ or have seconded to it any person other than the persons, particulars of whom are set out in the Disclosure Letter by virtue of paragraph 5.1(a).

(c)	Save in respect of salary increases in the ordinary course of business no proposal, assurance or commitment by any Group Company has been communicated to any person regarding any change to his terms of employment or working conditions or regarding the continuance, introduction, increase or improvement of any benefit or any customary or discretionary arrangement or practice and no negotiations have commenced for any such matter.

(d)	All subsisting contracts of employment and all agreements referred to in paragraph 5.1(a) to which any Group Company is a party are terminable by it on three months’ notice or less without compensation.

(e)

No Group Company has any liability to pay compensation for loss of office or employment or a redundancy payment to any present or former employee or to make any payment for breach of any agreement referred to in paragraph 5.1(a), and no such compensation or payment has been paid or made (whether pursuant to a legal obligation or ex gratia) by any Group Company since the Accounts Date.

(f)	There is no term of employment for any employee of any Group Company which provides that a change of control, direct or indirect, of any Group Company entitles the employee to treat the change of control as amounting to a breach of the relevant contract or entitling him to any payment, additional period of notice or other benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

5.3	Disputes, transfers and collective redundancies

(a)	No claim in relation to any of the Group Companies’ employees or former employees has been made or threatened in writing against any Group Company or against any person whom any Group Company is or may be liable to compensate or indemnify.

(b)	So far as the Management Sellers are aware, there are no circumstances which might give rise to any Group Company becoming a party to any such agreement as is mentioned in paragraph 5.1(a)(x) above.

(c)	There is not, and has not been, any collective labour dispute or industrial action affecting any Group Company.

(d)	So far as the Management Sellers are aware, no employee of any Group Company has been involved in any criminal proceedings relating to the business of any Group Company.

(e)	No Group Company has given notice of any redundancies to the Secretary of State or to the competent public authorities or started consultations with any relevant trade union, works council or employee representatives under Chapter II of Part IV of the Trade Union and Labour Relations (Consolidation) Act 1992 or under local legislation implementing Council Directive 98/59/EC on the approximation of the laws of the Member States relating to collective redundancies, and no Group Company has failed to comply with any obligation under that Act or such legislation.

(f)	No Group Company has been a party to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or under local legislation implementing Council Directive 2001/23/EC on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings and businesses, and no Group Company has failed to comply with any obligation under those Regulations or such legislation.

5.4	Pensions

In this paragraph 5.4:

Benefits means any pension, lump sum, gratuity, indemnity, deferred compensation, payment of medical expenses (including dental and vision expenses) or other benefit of a similar nature, given or to be given on retirement or on death or in anticipation of or after leaving employment for any reason or in connection with any change in the nature of the employment of the employee concerned;

Funded means a Scheme in or under which resources are set aside in advance relating to the intended or promised benefits; Unfunded has the opposite meaning;

IAS 19 means the International Accounting Standard 19 as published by the International Accounting Standards Committee in 1998 and subsequently amended;

Schemes means the Benefits arrangements disclosed in the Data Room;

Scheme Documents means all governing documents and announcements relating to the Schemes that have been provided to the Purchaser;

stakeholder pension scheme has the meaning given in section 1 of the Welfare Reform and Pensions Act 1999;

State Pension Scheme means all state pension, health and other social security arrangements to which any Group Company is required to contribute; and

Valuation means, in relation to a Funded Scheme, the actuarial valuation of the Scheme and report on this identified in the Disclosure Letter.

(a)	Except in relation to the Schemes, no Group Company has paid, provided or contributed towards, or is under an obligation to pay, provide or contribute towards, any Benefits for or in respect of any present or past employee, director or officer (or any spouse, child or dependant of any of them) of the Group Company or any predecessor in business of the Group Company.

(b)	There are no actions, suits, claims or complaints in progress, pending, or threatened in writing or anticipated in respect of the Schemes or any other arrangement for providing Benefits to or in respect of any current or former employee, director or other officer (or any spouse, child or dependant thereof).

(c)	The Scheme Documents comprise all documents governing the Schemes including:

(i)	all written communications to beneficiaries under the Plans describing the provisions of the Plans of current effect; and

(ii)	the particulars of any enhancement of benefit or special benefit for or in respect of any person.

(d)	Wherever possible and/or required, each Scheme has been approved by and/or registered with the appropriate taxation, social security and supervisory authorities in the relevant country or state, such as to enable each Group Company and beneficiaries under the Schemes and, in the case of Funded Schemes, the assets held for the purposes of the Schemes, to enjoy the most favourable taxation status possible, and there is no ground on which such approval may cease to apply.

(e)	All amounts due to be paid by each Group Company to any Scheme and State Pension Schemes, including all fees, insurance and pension premiums, have been paid.

(f)	In relation to any Funded Scheme, as at the date of the Valuation, the value of its assets was at least equivalent to the value of its liabilities in accordance with IAS 19 and nothing has occurred or become known since the date of the Valuation which might reasonably be expected to cause the result of an actuarial valuation carried out at the date of this agreement, adopting the same actuarial methods and assumptions as were adopted for the purpose of the Valuation (but modified so as to be consistent with IAS 19), to be different from that Valuation.

(g)	In relation to an Unfunded Scheme, each Group Company has either made an appropriate book reserve in its accounts on a basis which complies with IAS 19 (whether or not the IAS applies to the Group Company in the relevant country or state) or taken out insurance sufficient to cover its liabilities under such Scheme.

(h)	Each Scheme has at all times been operated in accordance with, and each Group Company has observed and performed all its obligations under the Scheme Documents, the requirements of the relevant taxation, social security and supervisory authorities in the relevant country or state and all applicable laws.

(i)	So far as the Management Sellers are aware, any trustees, managers, administrators and any other person or body with responsibilities relating to any Scheme and any other arrangement for providing Benefits to or in respect of any current or former employee, director or other officer (or any spouse, child or dependant thereof), have observed and performed all their obligations under the Scheme Documents, the requirements of the relevant taxation, social security and supervisory authorities in the relevant country or state and all applicable laws.

(j)	No Group Company is, or has undertaken to be, under any obligation to pay any contribution towards any stakeholder pension scheme.

(k)	No Group Company is or has been an associate of or connected with (within the meaning of section 51 of the Pensions Act 2004) any person who is an employer in relation to any occupational pension scheme, other than any scheme to which section 38 to section 56 of the Pensions Act 2004 does not apply.

(l)	Completion of the transactions contemplated by this agreement will not cause an increase in the amount of any Benefits to or in respect of any current or former employee, director or other officer (or any spouse, child or dependant thereof) or accelerate the vesting, timing, funding or payment of any such Benefits).

5.5	Interpretation: Incentives

In paragraphs 5.5 to 5.8 of this Schedule:

EMI Plan means the Playfish Limited Enterprise Management Incentive Plan;

National Insurance Elections means elections to transfer secondary Class 1 National Insurance contributions under paragraph 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992 and agreements to permit recovery of such contributions under paragraph 3A of Schedule 1 to the Social Security Contributions and Benefits Act 1992;

National Insurance Recovery Agreements means agreements made pursuant to the National Insurance Contributions and Statutory Payments Act 2004 and paragraph 7 of Schedule 4 to the Social Security (Contributions) Regulations 2001 to recover primary Class 1 National Insurance contributions on non-monetary earnings from an Employee; and

Share Plan means an incentive plan involving securities or which are securities-based in which any Employees of any Group Company can participate, including the EMI Plan, any share option plans, long term incentive plans, restricted share plans, SAYE plans, share incentive plans and phantom plans, and Share Plans will be construed accordingly.

5.6	Particulars disclosed: Incentives

The Data Room contains accurate and complete particulars and copies (where applicable) of the following:

(a)	the rules of all Share Plans in which any Employees participate;

(b)	details of all options or awards made to Employees of a Group Company under any Share Plan or option agreement including:

(i)	the Share Plan under which the award was made;

(ii)	confirmation of the company whose shares are subject to the award;

(iii)	the date of grant;

(iv)	the number of shares subject to the option or award;

(v)	any exercise price payable by the Employee concerned (or confirmation that there is none); and

(vi)	details of the performance conditions governing the vesting of an option or award (or confirmation that there are no such performance conditions) and whether these are met;

(c)	all elections or agreements entered into in relation to the options granted to Employees including any National Insurance Elections, any National Insurance Recovery Agreements and any elections made in relation to restricted securities under Chapter 2 of Part 7 of ITEPA 2003;

(d)	any agreements to recharge the costs of securities awards or options to any of the Group Companies;

(e)	all documentation relating to any employee benefit trusts operated in conjunction with any Share Plans or option agreement, including funding arrangements and numbers of shares held in any trust; and

(f)	compliance by any Group Company with all obligations to account for tax and/or social security contributions arising in any jurisdiction (including PAYE and National Insurance contributions) and all filing requirements in relation to Share Plans, including filing requirements under section 421J of the ITEPA 2003 and under section 306 of the Finance Act 2004.

5.7	Operation of incentive arrangements

(a)	No Group Company has granted any options or awards over its shares under any Share Plan or option agreement other than the EMI Plan.

(b)	All options granted so as to qualify as enterprise management incentive options under Schedule 5 to ITEPA 2003 have exercise prices which, as at the relevant date of grant, were equal to or in excess of the actual market value of the shares subject to options.

(c)	All holders and ex-holders of options granted under the EMI Plan have agreed to meet all employer’s social security contributions arising in any jurisdiction (including any secondary Class 1 National Insurance contributions) and all income tax, PAYE or withholding obligations which may arise in respect of such options.

(d)

The EMI Plan and all options granted under it met at the time of grant and continue to meet all of the requirements of Schedule 5 to ITEPA 2003. Notice has properly been given to an Officer of HM Revenue and Customs in accordance with paragraph 44 of Schedule 5 to ITEPA 2003 in relation to all options granted by the Company which are intended to qualify as enterprise management incentive options in accordance with Schedule 5 to ITEPA 2003.

(e)	No notice of enquiry in respect of the Company by an Officer of HM Revenue and Customs under the provisions of paragraph 46 of Schedule 5 to ITEPA 2003 in relation to any Options granted by the Company has been received by the Management Sellers.

(f)	All National Insurance Elections, National Insurance Recovery Agreements and elections under Chapter 2 of Part 7 of the ITEPA 2003 have been properly entered into by the relevant Group Company and the Employees concerned. No steps have been taken in relation to any of those agreements or elections by a Shareholder which would affect their validity following Completion.

(g)	No Group Company has been party to a transaction in the seven years before Completion which may result in a charge under Chapter 3A or 3B of Part 7 to ITEPA 2003.

(h)	All tax, employee’s social security contributions and employer’s social security contributions arising in any jurisdiction (including any employee National Insurance contributions) and employer National Insurance contributions due as at the date of this agreement and as at Completion in relation to the operation of any Share Plan have been properly paid and accounted for by the relevant Group Company.

5.8	Disputes: Incentives

(a)	No claim in relation to any Share Plan has been made or threatened in writing against any Group Company or against any person whom any Group Company is or may be liable to compensate or indemnify.

(b)	No Group Company has given any indemnity to any person in connection with any Share Plan.

SCHEDULE 4

WARRANTY CLAIMS

1.	Exclusions

1.1	No Seller shall be liable in respect of a General Warranty Claim to the extent that the fact, matter or circumstance giving rise to that claim:

(a)	was taken into account in the Accounts or Management Accounts by way of a specific allowance, provision or reserve, a note forming part of the Accounts constituting fair disclosure of that fact, matter or circumstance, or a statement in any report forming part of the Accounts constituting fair disclosure of that fact, matter or circumstance;

(b)	is taken into account in the calculation of Net Cash or Working Capital; or

(c)	is the subject of a claim under the Tax Deed and the Purchaser receives a payment in respect thereof under the Tax Deed.

1.2	No Seller shall be liable in respect of a General Warranty Claim to the extent that the relevant liability would not have arisen but for:

(a)	a change in legislation announced, or the withdrawal of any published extra-statutory concession of general application previously made by any Taxation Authority, after the date of this agreement (whether or not the change or withdrawal purports to be effective retrospectively in whole or in part); or

(b)	a change after Completion in the accounting policies adopted by any Group Company (other than a change made in order to comply with United Kingdom GAAP or United States GAAP for the time being).

2.	De minimis claims

2.1	Subject to subparagraph 2.2, no Seller shall be liable in respect of any General Warranty Claim unless the amount of Losses to which the Purchaser would, but for this subparagraph 2.1, be entitled to recover as a result of that General Warranty Claim is at least $50,000.

2.2	If more than one General Warranty Claim arises from, or is caused by, the same or substantially the same matter, matters, circumstance or circumstances and the aggregate amount of Losses to which the Purchaser would be entitled to recover as a result of those Warranty Claims is equal to or exceeds $50,000, subparagraph 2.1 shall not apply to any of those General Warranty Claims.

3.	Threshold

No Seller shall be liable in respect of any General Warranty Claim unless the amount of Losses to which the Purchaser would be entitled to recover (including all General Warranty Claims which might have been made but for the previous operation of this paragraph) exceeds $2,000,000, in which case the Purchaser shall be entitled to recover all amounts resulting from those claims (and not just the excess over that sum).

4.	Aggregate limit

4.1	The maximum aggregate liability of the Sellers in respect of any and all General Warranty Claims, when aggregated with any and all Tax Claims (other than Tax Claims for which the Sellers would not have been liable but for subclause 6.3 of the Tax Deed), shall (subject to paragraph 4.2) not exceed an amount equal to the Escrow Sum at Completion and the aggregate liability of each Seller in respect of any and all General Warranty Claims, when aggregated with any and all Tax Claims (other than Tax Claims for which that Seller would not have been liable but for subclause 6.3 of the Tax Deed), shall (subject to paragraph 4.2) not exceed an amount equal to that Seller’s Relevant Percentage of the Escrow Sum at Completion save that:

(a)	each Seller shall be severally liable without limit in respect of its own fraud or dishonesty;

(b)	each Management Seller shall be jointly and severally liable up to an amount equal to the After-Tax Consideration received by him in respect of any Relevant Claim to the extent such Relevant Claim is attributable to the fraud or dishonesty of any other Management Seller;

(c)	each Seller (who is not a Management Seller) shall be severally liable up to the amount of its Relevant Percentage of the Escrow Sum in respect of any General Warranty Claim to the extent such General Warranty Claim is attributable to the fraud or dishonesty of any Management Seller; and

(d)	each Seller shall be severally liable up to an amount equal to the After-Tax Consideration received by it in respect of any claim attributable to a breach by that Seller of a Core Warranty,

provided that:

(e)	references to a Seller being liable up to an amount equal to its Relevant Percentage of the Escrow Sum are not cumulative and, accordingly, the aggregate liability of each Seller in respect of its Relevant Percentage of the Escrow Sum shall not in any circumstances exceed an amount equal to that Seller’s Relevant Percentage of the Escrow Sum on the date of this agreement, save in circumstances where subparagraph 4.1(a), 4.1(b) (in the case of the Management Sellers) or 4.1(d) applies; and

(f)	references to a Seller being liable up to an amount equal to its After-Tax Consideration are not cumulative and, accordingly, the aggregate liability of each Seller shall not in any circumstances exceed an amount equal to the After-Tax Consideration received by that Seller, save in circumstances where subparagraph 4.1(a) applies.

4.2	The maximum aggregate liability of each Seller determined under subparagraph 4.1(a) shall be increased by the amount of any interest payable by that Seller in respect of any payment not made when due under this agreement.

5.	Contingent claims

5.1	No Seller shall be liable to make any payment in respect of any Warranty Claim to the extent that it relates to a contingent liability until such liability becomes an actual liability, but so that, provided the Purchaser has given valid notice in writing of the relevant Warranty Claim within the time limits referred to in subparagraph 12, the fact that the contingent liability that is the subject of the Warranty Claim does not become an actual liability within such time limits shall not prevent the Purchaser from bringing any such Warranty Claim at any time after the expiry of such time limits nor exonerate the Sellers or any of them from any Warranty Claim validly notified before that date.

6.	Insurance and third party recoveries

6.1	No Seller shall be liable in respect of a General Warranty Claim in respect of any claim to the extent that any member of the Purchaser’s Group or any Group Company actually recovers the Losses in respect of which such claim is made under a policy of insurance. The Purchaser shall take all reasonable steps to procure that any claim that any member of the Purchaser’s Group or any Group Company has under any policy of insurance in respect of any matter giving rise to a General Warranty Claim is made and pursued.

6.2	If any member of the Purchaser’s Group or any Group Company recovers any amount pursuant to an insurance claim in respect of a Loss which was the subject matter of a General Warranty Claim after the Sellers (or any of them) have made a payment in settlement of a claim in respect of the same Loss then the Purchaser shall reimburse to the relevant Sellers the lesser of the amount recovered pursuant to the insurance claim and the amount paid by the relevant Sellers in respect of that claim in each case net of the cost of making such recovery.

6.3	If any member of the Purchaser’s Group or any Group Company is entitled to recover from a third party a sum which indemnifies or compensates any member of the Purchaser’s Group or any Group Company (in whole or in part) in respect of the Loss which is the subject matter of a General Warranty Claim, the Purchaser shall procure that all reasonable steps are taken to enforce such recovery provided that no member of the Purchaser’s Group nor any Group Company shall be required to take any step which it considers reasonably likely to be materially prejudicial to its goodwill, business interests or commercial reputation. Any amount actually recovered from such third party (less any costs and expenses incurred in obtaining such recovery and less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim) shall reduce or satisfy, as the case may be, such General Warranty Claim to the extent of such recovery.

6.4	If any Seller has paid an amount in discharge of any General Warranty Claim and any member of the Purchaser’s Group or any Group Company is entitled to recover from a third party a sum which indemnifies or compensates any member of the Purchaser’s Group or any Group Company (in whole or in part) in respect of the Loss which is the subject matter of the General Warranty Claim, the Purchaser shall procure that all reasonable steps are taken to enforce such recovery provided that no member of the Purchaser’s Group nor any Group Company shall be required to take any step which it considers reasonably likely to be materially prejudicial to its goodwill, business interests or commercial reputation. The Purchaser shall, or shall procure that the relevant member of the Purchaser’s Group or Group Company shall, pay to the relevant Seller as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party which would not have been received but for the matter or circumstance giving rise to that General Warranty Claim less any costs and expenses incurred in obtaining such recovery less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim or if less (ii) the amount previously paid by the relevant Seller to the Purchaser less any Taxation attributable to it.

7.	Mitigation

7.1	No Seller shall be liable in respect of any claim under this agreement or any Transaction Document (other than in respect of any claim under clause 2 of the Tax Deed) to the extent that the Purchaser’s Group (which shall include the Group Companies after Completion) does not take reasonable steps to avoid or mitigate any Loss which any member of the Purchaser’s Group or any Group Company may suffer in consequence of any such breach of this agreement or any Transaction Document (other than clauses 2 and 4 of the Tax Deed).

7.2	No member of the Purchaser’s Group shall be liable in respect of any claim under this agreement or any Transaction Document to the extent that the Sellers do not take reasonable steps to avoid or mitigate any Loss which any Seller may suffer in consequence of any such breach of this agreement or any Transaction Document.

8.	No double recovery

8.1	No Party shall be entitled to recover from any other Party under this agreement or the Tax Deed more than once in respect of the same Losses suffered and, without prejudice to the generality of the foregoing, no Seller shall be liable in respect of:

(a)	any breach of the agreement if and to the extent that the Losses resulting from or connected with such breach are or have been included in a Tax Claim which has been satisfied; or

(b)	a Tax Claim if and to the extent that the Losses in respect of which such claim was made are or have been included in a claim for breach of the agreement.

9.	Other benefits taken into account

No Seller shall be liable in respect of a General Warranty Claim in respect of any Losses suffered by the Purchaser or any Group Company to the extent that:

(a)	the company suffering such Loss obtains a Relief which is directly referable to such Loss (and to the extent only that such Relief is so referable); and

(b)	in the same accounting period as the relevant company suffers such loss, there is a reduction or elimination of any liability of the relevant company to make an actual payment of corporation tax (other than a payment in respect of which the Sellers (as defined for the purposes of the Tax Deed) would have been liable to make a payment under clause 2 of the Tax Deed (or would have been so liable but for any limitation or liability in clause 6 of the Tax Deed or but for subclause 5.1(a) of the Tax Deed) as a result of the use of the Relief referred to in subparagraph (a) above.

10.	Time limits

10.1	The liability of each Seller in respect of the General Warranties shall terminate (but without prejudice to the rights and obligations of the parties under the Tax Deed) on the Release Date in respect of all Warranties (other than Core Warranties) except in respect of any General Warranty Claim of which notice (in accordance with paragraph 12) in writing is given to the Sellers’ Representative or to the relevant Seller in respect of any Personal Matter before the Release Date.

10.2	The liability of each Seller in respect of a claim notified under paragraph 10.1 shall terminate if proceedings in respect of it have not been commenced within six months of the date of the notice or, if later, one month following determination of liability by the applicable tribunal with respect to any Third Party Claim related to such claim.

11.	Assessment and payment of damages

Any payment made by the Sellers (or any of them) in respect of a Warranty Claim or a Tax Claim shall, to the extent possible (but not so as to limit the amount payable where not wholly possible), be deemed to be a reduction in the Consideration.

12.	Notice of claims

12.1	If any of the persons listed in Appendix 6 becomes aware of any matter or circumstance that is likely to give rise to a Core Warranty Claim or any Warranty Claim attributable to the fraud or dishonesty of any Seller, the Purchaser shall, promptly, and in any event within 30 Business Days of such person becoming aware, give a notice in writing to the Sellers’ Representative (or to the relevant Seller in the case of any Personal Matter) setting out that matter or circumstance in reasonable detail, the nature of the claim and the Purchaser’s reasonable estimate (on a without prejudice basis) of the amount of the claim. Any failure by the Purchaser to give notice as contemplated by this paragraph shall not prevent the Purchaser from making or recovering under any such claim.

12.2	If any of the persons listed in Appendix 6 becomes aware of any matter or circumstance that is likely to give rise to a claim (other than a Core Warranty Claim or any Warranty Claim attributable to the fraud or dishonesty of any Seller) against a Seller under this agreement, the Purchaser shall, promptly, and in any event within 30 Business Days of such person becoming aware, give a notice in writing to the Sellers’ Representative (or to the relevant Seller in the case of any Personal Matter) setting out that matter or circumstance in reasonable detail, the nature of the claim and the Purchaser’s reasonable estimate (on a without prejudice basis) of the amount of the claim. Any failure by the Purchaser to give notice as contemplated by this paragraph shall not prevent the Purchaser from making or recovering under any such Warranty Claim except to the extent that the Sellers (or any of them) are prejudiced as a result thereof.

13.	Conduct of third party claims

If a Warranty Claim arises as a result of, or in connection with, a liability or alleged liability of a Group Company to a third party (a Third Party Claim), then (without prejudice to the provisions of the Tax Deed in relation to any matter which is the subject of a claim under it):

(a)	the Purchaser shall consult with the Sellers’ Representative in relation to the conduct of the Third Party Claim and to the extent practicable take reasonable account of the views of the Sellers’ Representative before submitting any substantive response in relation to the Third Party Claim;

(b)	no legal counsel shall be engaged in relation to the Third Party Claim without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld or delayed);

(c)	the Purchaser’s Group may make such admissions in relation to the Third Party Claim as it sees fit but such admission shall not determine whether or not the Sellers (or any of them) are liable, or the amount of any such liability; and

(d)	the Purchaser shall, or the Purchaser shall procure that any other members of the Purchaser’s Group and any Group Company shall provide such information in respect of the Third Party Claim as the Sellers’ Representative may reasonably request.

SCHEDULE 5

COMPLETION

PART 1

SELLERS’ OBLIGATIONS

At Completion:

(a)	each Seller shall deliver to the Purchaser:

(i)	duly executed share transfer forms in favour of the Purchaser or its nominee(s) of the Shares set opposite such Seller’s name in columns (A) to (C) of Part 3 of Appendix 1 and, in the case of Shruki Shammas, the Special Voting Share;

(ii)	the share certificate(s) representing the Shares set opposite such Seller’s name in columns (A) to (C) of Part 3 of Appendix 1 and, in the case of Shruki Shammas, the Special Voting Share (or an express indemnity in a form satisfactory to the Purchaser in the case of any found to be missing);

(iii)	such waivers or consents as may be necessary to enable such Seller to transfer to the Purchaser or its nominee(s) the Shares set opposite such Seller’s name in columns (A) to (C) of Part 3 of Appendix 1 and, in the case of Shruki Shammas, the Special Voting Share;

(iv)	a resolution directing the Company to enter into the Deed of Waiver;

(v)	the Restricted Securities Elections duly executed by the Seller, to the extent that Seller is a UK Seller and the Company;

(b)	the Management Sellers shall procure the delivery to the Purchaser of:

(i)	the certificate of incorporation, common seal (if any), minute books, statutory registers and share certificate books of each Group Company;

(ii)	the resignations of all the directors of the Company (other that the Management Sellers), in each case acknowledging (by way of deed) that he has no claim against the Company, whether for loss of office or otherwise;

(iii)	the resignation of the auditors of each Group Company in each case confirming that there are no circumstances connected with their resignation which should be brought to the attention of the members or creditors of that Group Company and that no fees are due to them, together with a statement prepared by each Group Company setting out the reasons for the auditors ceasing to hold office;

(iv)	a certificate in the Agreed Form, duly executed by the Management Sellers, to the effect that there is no indebtedness for borrowed money outstanding from any Group Company to any Seller or any person connected with any Seller;

(v)	a certified copy of the written resolutions of the Company in the Agreed Form;

(vi)	a counterpart of the Put and Call Option Agreement duly executed by Swap Nominee as nominee for the UK Sellers; and

(vii)	a counterpart of the Escrow Agreement duly executed by the Sellers’ Representative; and

(viii)	a counterpart of the Disclosure Letter duly executed by the Management Sellers;

(ix)	a certified copy of the minutes of the meeting referred to in paragraph (c) below;

(x)	a certified copy of the Sellers’ Representative Agreement;

(xi)	a certified copy of the Deed of Termination; and

(xii)	a counterpart of the Tax Deed duly executed by each of the Sellers;

(c)	the Management Sellers shall procure that board meetings of the Company is held at which it is resolved that:

(i)	the Company resolves to enter into the Deed of Waiver;

(ii)	such persons as the Purchaser nominates are appointed as additional directors and the secretary of the Company;

(iii)	its registered office is changed to such address at the Purchaser nominates;

(iv)	the transfers referred to in paragraph (a)(i) above (subject only to their being duly stamped) are, to the extent relevant, approved for registration;

(v)	such auditors as the Purchaser nominates are appointed as auditors; and

(vi)	its bank mandates are revised in such manner as the Purchaser requires.

PART 2

PURCHASER’S OBLIGATIONS

Subject to each Seller having done or procured to be done those things set out in Part 1 of this Schedule, at Completion the Purchaser shall:

(a)	make a payment of $30,000,000 into the Escrow Account;

(b)	make a payment of $200,000 into the Fees Account;

(c)	make a payment to each Seller of the sum set opposite its name in column (F) of Part 3 of Appendix 1;

(d)	issue the RS Notes to Swap Nominee as nominee for the UK Sellers;

(e)	deliver to the Sellers’ Representative a copy of the duly adopted resolutions of the Compensation Committee of the Board of Directors of EA Inc. approving the issuance of the Restricted Stock Awards and Restricted Stock Units pursuant to this agreement, certified by an authorised officer of EA Inc. as duly adopted and not subsequently revoked or amended by such Committee;

(f)	make a payment of $1 to Shukri Shammas;

(g)	deliver to the Sellers’ Representative a counterpart of the Put and Call Option Agreement duly executed by the Purchaser, EA Inc. and Electronic Arts US Corporation;

(h)	deliver to the Sellers’ Representative a counterpart of the Escrow Agreement and the Tax Deed duly executed by the Purchaser;

(i)	deliver to the Sellers’ Representative a counterpart of the Disclosure Letter duly executed by the Purchaser and EA Inc.; and

(j)	deliver copies of the insurance policies to be put in place with effect from Completion pursuant to subclause 14.1.

SCHEDULE 6

INDEPENDENT ACCOUNTANTS

1.	If and whenever any item in dispute or which the Purchaser wishes to adjust relating to the ascertainment of the Net Cash, Working Capital or Turnover falls to be referred, in accordance with the relevant provision of this agreement, to Independent Accountants for determination, it shall be referred to Ernst & Young or, if Ernst & Young is or becomes unable or unwilling to act, such firm of chartered accountants, as shall be appointed for this purpose on the application of the Sellers’ Representative or the Purchaser by the President of the Institute of Chartered Accountants in England and Wales for the time being.

2.	The Independent Accountants shall act on the following basis:

(a)	the Independent Accountants shall act as experts and not as arbitrators;

(b)	the item or items in dispute shall be notified to the Independent Accountants in writing by the Sellers’ Representative and/or the Purchaser within 10 Business Days of the Independent Accountants’ appointment;

(c)	their terms of reference shall be as set out in the relevant Schedule or Appendix and the scope of the Independent Accountants’ engagement shall be limited to determining the item or items in dispute and shall not, for the avoidance of doubt, determination of any of the matters in Appendix 5;

(d)	the Independent Accountants shall in consultation with the Purchaser and the Sellers’ Representative decide the procedure to be followed in the determination;

(e)	the Sellers and the Purchaser shall each provide and the Purchaser shall procure that the Group Companies shall provide (and, to the extent they are reasonably able to do so, shall procure that their respective accountants and the accountants of the Group Companies shall provide) the Independent Accountants promptly with all information, assistance and access to books and records of account, documents, files, papers and information stored electronically which they reasonably require, and the Independent Accountants shall be entitled (to the extent they consider it appropriate) to base their determination on such information and on the accounting and other records of the Group Companies;

(f)	the determination of the Independent Accountants shall (in the absence of manifest error) be final and binding on the parties; and

(g)	the costs of the determination, including fees and expenses of the Independent Accountants, shall be borne as the Independent Accountants shall determine, failing which they shall be borne equally as between the Sellers on the one hand and the Purchaser on the other hand.

SCHEDULE 7

INTERPRETATION

1.	In this agreement:

Accel means Accel London Investors 2008 LP and Accel London II LP;

Accounts means the audited balance sheet as at the Accounts Date and audited profit and loss account for the period commencing on 18 September 2007 and ending on the Accounts Date of the Group Companies and the notes and directors’ reports relating to them, a copy of each of which is in the Agreed Form;

Accounts Date means 31 December 2008;

Accrued Fees means the accrued (but not invoiced) amounts of $2,759.65 and $40,715.95 owing to Gibson, Dunn & Crutcher LLP in respect of ongoing matters relating to the Company;

Actual Net Cash means the actual amount of Net Cash at Completion, as set out in the Completion Statement prepared in accordance with Appendix 3, converted into United States dollars at the Completion Exchange Rate;

Actual Working Capital means the actual amount of Working Capital at Completion, as set out in the Completion Statement prepared in accordance with Appendix 3, converted into United States dollars at the Completion Exchange Rate;

After-Tax Consideration has the meaning given to it in paragraph 3 of this Schedule;

Agreed Form means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Sellers’ Solicitors and the Purchaser’s Solicitors or otherwise by or on behalf of each of the Sellers and the Purchaser with such changes as the Sellers’ Representative and the Purchaser may agree in writing before Completion;

Announcement means the announcement to be made on Completion in the Agreed Form;

Articles means the articles of association of the Company as at the date of this agreement;

Award Agreement means the award agreement in the Agreed Form;

Award Date means the Business Day following the tenth Trading Day following Completion (and excluding the Completion Date);

Bridging Loan Facility Agreement means the loan facility agreement dated 5 November 2009 between the Purchaser and the Company;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in London and New York for normal business;

Cash Sellers means those Sellers identified as such in Part 1 or Part 2 of Appendix 1;

Chinese Key Employees has the meaning given in Appendix 8;

Company means Playfish Limited;

Completion means completion of the sale and purchase of the Shares and the Special Voting Share in accordance with this agreement or the date thereof, as the case may be;

Completion Date means the date that Completion occurs;

Completion Exchange Rate means 1.6571 US Dollars for 1 Pound Sterling;

Completion Statement means the statement of Net Cash and Working Capital to be prepared in accordance with Appendix 3;

Concerned has the meaning given to it in subclause 13.4;

Consideration means the aggregate of the Initial Consideration and the Earn-Out Consideration;

Core Warranties means those warranties set out in Part 1 of Schedule 3 and paragraph 1.3 in Part 2 of Schedule 3;

Core Warranty Claim means a claim by the Purchaser (or its assignee) that a Core Warranty is, or is alleged to be, untrue or inaccurate;

Corporate Seller means the parties listed in paragraphs (18) to (26) of Part 2 of Appendix 1;

Data Room means the Project Playfish virtual data room hosted by Merrill Corporation as at 6.00 am on 9 November 2009 containing the documents referred to in the index of data room documents, in the Agreed Form, annexed to the Disclosure Letter;

Data Protection Legislation has the meaning given in paragraph 3.8(a) of Part 2 of Schedule 3;

Deed of Adherence means a deed of adherence in the Agreed Form;

Deed of Termination means the deed of the same date as this agreement terminating the existing Shareholders’ Agreement, Registration Rights Agreement, the Consultancy Agreements and the Management Rights Letters;

Deed of Waiver means a deed of waiver of claims against certain directors, officers, and employees of, and consultants, secondees, and agents to, the Company;

Determined has the meaning given in subclause 8.3;

Disclosure Letter means the letter of the same date as this agreement from each of the Management Sellers to the Purchaser;

Domain Name means each internet domain name owned by a Group Company and used in connection with its business, as specified in the Disclosure Letter, and Domain Names means all of them;

Draft Completion Statement means the draft completion statement in the Agreed Form prepared by the Sellers (or any of them) in accordance with paragraph 1 of Part 1 of Appendix 3 and delivered to the Purchaser prior to the date of this agreement;

EA Equity Value means the average of the closing prices, as reported on Nasdaq, for EA Inc. common stock for the 10 Trading Days immediately following Completion (and excluding the Completion Date);

Earn-Out Consideration has the meaning given in subclause 7.1;

Earn-Out Escrow Account has the meaning given to it in subclause 7.9(a);

Earn-Out Escrow Sum means the sum of $100,000,000 to be paid into the Earn-Out Escrow Account under clause 7;

Earn-Out Notes means unsecured loan notes of the Purchaser in the Agreed Form;

Earn-Out Period means each of the 2010 Earn-Out Period and the 2011 Earn-Out Period;

2010 Earn-Out Period means the calendar year ending 31 December 2010;

2011 Earn-Out Period means the calendar year ending 31 December 2011;

Earn-Out Relevant Percentage means, in respect of any Seller and Employee Seller, that percentage as is set opposite its name in column (K) of Appendix 1;

Electronic Communication means an electronic communication as defined in the Electronic Communications Act 2000;

Employee means employees, secondees, consultants, contractors, officers and directors and the terms Employed and Employment shall be construed accordingly;

Employee Seller means a holder of shares in the capital of the Company who has executed, or will be executing, a Short Form SPA;

Encumbrance means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, right of pre-emption, assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), or any agreement to create any of the foregoing;

Escrow Account means the interest-bearing deposit account in the name of the Escrow Agent at Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, SWIFT: DEUTGB2LXXX, account no. 41310300 or such other account as the Sellers’ Representative and the Purchaser may from time to time designate in writing for the purpose of holding the Escrow Sum;

Escrow Agent means Deutsche Bank AG, a corporation domiciled in Frankfurt am Main, Germany, acting through its London branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom;

Escrow Agreement means the agreement in the Agreed Form between the Sellers’ Representative, the Purchaser and the Escrow Agent setting out the terms of operation of the Escrow Account;

Escrow Period means the period ending 18 months following the date of this agreement;

Escrow Portion shall mean, in respect of any Seller, the amount contributed by such Seller to the Escrow Account as is set opposite such Seller’s name in column (E) of Appendix 1;

Escrow Sum means the aggregate sum of $30,000,000 to be paid into the Escrow Account under clause 4, or such aggregate principal sum as shall remain in the Escrow Account for the time being;

Estimated Net Cash shall be the amount specified in the Draft Completion Statement;

Estimated Working Capital shall be the amount specified in the Draft Completion Statement;

Exchange Rate means, for any particular date, the closing mid rate of exchange for the relevant currency published in the London edition of The Financial Times on the next Business Day following that date or, where no such rate of exchange is published, the rate quoted by National Westminster Bank plc at the close of business in London on that date;

Family Trust means a trust (whether arising under a settlement, declaration of trust, testamentary disposition or on an intestacy) under which no immediate benefit interest in the shares in question is for the time being or may in future be vested in any person other than the person establishing the trust and his Relations;

Fees Account means the interest-bearing deposit account in the name of the Escrow Agent at Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, SWIFT: DEUTGB2LXXX, account no. 41310400 or such other account as the Sellers’ Representative may from time to time designate in writing;

Financial Indebtedness means monies borrowed on term loans, revolving loans or overdraft and other indebtedness for borrowed money and any accrued but unpaid interest on those borrowings;

First Representative means Shukri Shammas or such other representative as may be notified to the Purchaser pursuant to subclause 17.4;

Fund Affiliate means in relation to any Seller which is an investment fund (a) where that investment fund is a partnership, a partner in that partnership or a linked, related or successor partnership or fund, or any other funds managed or advised by the same manager or advisory company as such partnership, or (b) any custodian or nominee for, or company owned or controlled by such investment fund, any collective investment scheme or unit trust or other investment vehicle (howsoever structured) in respect of which the investment fund, its manager or any of its related entities is manager, adviser, administrator or owner;

GAAP means generally accepted accounting principles and practices;

Game means any products, software or services that any Group Company has, directly or indirectly through consultants, employees and independent contractors, at any time created, developed, demonstrated, sold, distributed, licensed or otherwise offered for sale, licence or distribution, whether featured or accessible on a Third Party Website or a Website or otherwise, including without limitation the products identified in paragraph 3.6(b) of the Disclosure Letter, and any products, software and services currently under development by or for any Group Company, and Games means all of them;

General Warranties means those warranties set out in Part 2 of Schedule 3 (other than the Core Warranties);

General Warranty Claim means a claim by the Purchaser (or its assignee) that a General Warranty is, or alleged to be, untrue or inaccurate;

Group Companies means the Company and the Subsidiaries and Group Company means any of them;

HM Revenue and Customs means Her Majesty’s Revenue and Customs (or, where applicable, a person or persons which previously had responsibility for any function for which Her Majesty’s Revenue and Customs has responsibility);

holding company has the meaning given in section 1159 of the Companies Act 2006;

Imputed Equity Number means in relation to a Seller the amount in US Dollars set out in column (H) or (I) (as appropriate) of Part 3 of Appendix 1 divided by the EA Equity Value;

Independent Accountants means such firm of chartered accountants as may be appointed under Schedule 6;

Index means Index Ventures IV (Jersey) LP, Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP and Yucca Partners (Jersey) on behalf of Index Co-Investment Scheme;

Initial Consideration means that part of the consideration for the sale of the Shares set out in subclause 5.1;

Insolvency Act means the Insolvency Act 1986;

Intellectual Property Rights means (i) copyright, patents, database rights and rights in trade marks, designs, know-how and confidential information (whether registered or unregistered), (ii) applications for registration, and rights to apply for registration, of any of the foregoing rights and (iii) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;

Investor Directors means Kevin Comolli or Ben Holmes (as the case may be);

Investor Representatives means (i) Accel London Investors 2008 LP and Accel London II LP and (ii) Index Ventures IV (Jersey) L.P.;

Investor Sellers means (i) Accel London Investors 2008 LP and Accel London II LP, (ii) Index Ventures IV (Jersey) LP, Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP and Yucca Partners (Jersey) on behalf of Index Co-Investment Scheme, (iii) Stanhope Capital (Cayman) Ltd, Upton Corporation, High Tide (Bermuda) Ltd and First Holdings Ltd, (iv) David Gardner and (v) Kenneth Lamb;

Invoices means (i) the amount of $2,087,250 (including VAT) owing to Gibson, Dunn & Crutcher LLP under invoice number 2009110859 dated 6 November 2009 addressed to the Company (ii) the amount of $24,092 owing to Jun He Law Offices, (iii) the amount of $28,745 owing to Wiersholm, Mellbye & Bech, Advokatfirma AS, and (iv) the amount of $76,226.60 (including VAT) owing to PriceWaterhouseCoopers LLP;

ITEPA 2003 means the Income Tax (Earnings and Pensions) Act 2003;

Key Employees means those persons identified as such in Appendix 9;

Loan Note Sellers means those Sellers identified as such in Part 1 or Part 2 of Appendix 1;

Loss means:

(a)	any loss, liability, cost, damages, penalty, fine or expense whether or not arising out of third party claims (including interest and/or penalties);

(b)	any loss of profit but only to the extent such loss of profit arises as a result of the Warranties set out in paragraphs 2.1 (Accuracy of Accounts) and 2.3 (Management Accounts) of Part 2 of Schedule 3 being untrue or inaccurate or to the extent that a Warranty being untrue or inaccurate has a material adverse effect on the conduct or operations of a Group Company’s business; and

(c)	any diminution in value but only to the extent such diminution in value arises as a result of the Warranties set out in paragraphs 2.1 (Accuracy of Accounts) and 2.3 (Management Accounts) of Part 2 of Schedule 3 being untrue or inaccurate or to the extent that a Warranty being untrue or inaccurate has a material adverse effect on the long term prospects of a Group Company’s business, including all reasonable out of pocket amounts paid in the investigation, defence or settlement of any of the foregoing and any reasonable legal expenses but excluding any allocation of internal overheads;

Management Accounts means the consolidated balance sheet as at 30 September 2009 and the consolidated profit and loss account for the nine months ended 30 September 2009 of the Group Companies in the Agreed Form;

Management Sellers means each of the persons whose names and addresses are set out in Part 1 of Appendix 1 and any person who accedes to this agreement as a Management Seller;

Marketing Information means all information relating to the marketing of any of the Games (whether by a Third Party Website or otherwise) or Websites, including customer names and details, sales targets, sales statistics, market share statistics, marketing surveys and reports, marketing research and advertising and other promotional materials;

Minimum Required Rating means an unsecured, unsubordinated and unguaranteed short-term credit rating of at least A-1 from Standard & Poor’s Rating Services (a division of the McGraw Hill Companies) and P-1 from Moody’s Investors’ Services Inc.

Net Cash means the sum of:

(a)	the aggregate amount of cash in hand or at bank and cash equivalents held by the Group Companies (including cash received by the Company for the exercise of share options prior to the date of this agreement); less

(b)	the aggregate amount of Financial Indebtedness owing by the Group Companies to any person other than another Group Company,

calculated on the basis of the line items set out in the Draft Completion Statement;

New Joiners means Michal Skorupka, Tom Mapham, Katerina Theofila, Simone Sciarrati, Edison Cruz, Jouad Filali, Valentino Aluigi, Kim Ross, Anish Visrolia, Naree Song and Jodi Moran;

Non-UK Seller means each of the Sellers identified as such in Part 1 or Part 2 of Appendix 1;

Ordinary Shares means all the ordinary shares of £0.001 each in the capital of the Company;

Permissions has the meaning given in subparagraph 3.6(j) of Part 2 of Schedule 3;

Properties means the properties shortly described in Appendix 2 and includes every part of each of them and Property means any of them;

Purchaser’s Accountants means Deloitte LLP of 50 Fremont Street, San Francisco, CA 94105, United States of America;

Purchaser’s Advisers means the Purchaser’s Solicitors, the Purchaser’s Accountants, Wilson Sonsini Goodrich & Rosati, Advokatfirmaet Thommessen AS, TransAsia Lawyers and Deloitte;

Purchaser’s Group means EA Inc. and all its subsidiaries (other than the Group Companies unless otherwise stated);

Purchaser’s Solicitors means Allen & Overy LLP of One Bishops Square, London E1 6AD, United Kingdom;

Put and Call Option Agreement means the put and call agreement between, among others, Swap Nominee, the Purchaser and EA Inc. in the Agreed Form;

Reduction Amount has the meaning given to it in subclause 6.2;

Relation in relation to an individual means his spouse, child or remoter issue;

Release Date means the date that is eighteen months following the date of this agreement;

Relevant Date means, save as otherwise provided in this agreement, the date on which a payment or an assessment is to be made, save that, for the following purposes, the date shall mean:

(i)	for the purposes of clause 5 (Initial Consideration), the date of this agreement;

(ii)	for the purposes of clause 10 (Warranties), the date a claim is made in accordance with Schedule 4;

(iii)	for the purposes of Appendix 3 (Completion Statement), the date of this agreement;

(iv)	for the purposes of clause 7 and Appendix 4 (Earn-Out), the date that is the final day in each Earn-Out Period;

Relevant Percentage means, in respect of any Seller, that percentage as is set opposite its name in column (J) of Part 3 of Appendix 1;

Relief means any loss, allowance, credit, relief, deduction or set-off in respect of, or taken into account, or capable of being taken into account, in the calculation of a liability to, Taxation or any right to a repayment of Taxation;

Restricted Securities Elections means the restricted securities elections in the Agreed Form;

Restricted Stock Awards means restricted stock awards of EA Inc. having terms in the Agreed Form to be issued from the Electronic Arts Inc. 2000 Equity Incentive Plan under EA Inc.’s existing S-8 registration statement, whereby each restricted stock award is represented by a common stock certificate placed into an escrow account or a bookkeeping entry corresponding to one share of common stock of EA Inc.;

Restricted Stock Units means restricted stock units of EA Inc. having terms in the Agreed Form to be issued from the Electronic Arts Inc. 2000 Equity Incentive Plan under EA Inc.’s existing S-8 registration statement, whereby each restricted stock unit is represented by a bookkeeping entry corresponding to one share of common stock of EA Inc.;

RS Notes means unsecured loan notes of the Purchaser in the Agreed Form;

Second Representative means Ben Holmes or such other representative as may be notified to the Purchaser pursuant to subclause 17.4;

Sellers’ Accountants means PricewaterhouseCoopers LLP of First Point, Buckingham Gate, Gatwick Airport, Sussex RH6 0NT, United Kingdom;

Sellers’ Representative means the person appointed by the Sellers as their representative from time to time for the purposes of this agreement pursuant to clause 17;

Sellers’ Representative Agreement means the agreement in the Agreed Form between the Sellers and the Sellers’ Representative;

Senior Employee means a director or employee occupying a position of grade 21 or higher;

Senior Manager means Kristian Segerstrale or, if he ceases to be an employee of the Purchaser’s Group (including the Group Companies), Sebastien de Halleux or, if he ceases to be an employee of the Purchaser’s Group (including the Group Companies), Sami Lababidi or, if he ceases to be an employee of the Purchaser’s Group (including the Group Companies), Shukri Shammas or, if he ceases to be an employee of the Purchaser’s Group (including the Group Companies), the Sellers’ Representative;

Series A Preferred Shares means the A preferred shares of £0.001 each in the capital of the Company;

Series B Preferred Shares means the B preferred shares of £0.001 each in the capital of the Company;

Shareholder means a holder of shares in the capital of the Company;

Share Plans means the Playfish Limited Enterprise Management Incentive Plan;

Shares means all the Ordinary Shares, Series A Preferred Shares and Series B Preferred Shares which includes for the avoidance of doubt all shares in the capital of the Company issued upon exercise of options held in the Company immediately prior to Completion but excluding, for the avoidance of doubt, the Special Voting Share;

Short Form SPA means the agreement to be entered into contemporaneously with this agreement by each Employee Seller, the Purchaser and EA Inc.;

Social Gaming has the meaning given to it in subclause 13.4(b);

Special Voting Share means the one issued special voting share of £0.001 in the capital of the Company;

Subsidiaries means all the companies of which details are set out in Schedule 2 and Subsidiary means any of them;

subsidiary has the meaning given in section 1159 of the Companies Act 2006;

Swap Nominee means Swap Nominee Limited, a company incorporated in England (registered number 7062152) whose registered office is 58-60 Berners Street, London, United Kingdom, W1T 3JS;

Target Working Capital means a deficit of $533,586.20;

Taxation means all taxes, levies, duties, imposts, charges and withholdings having the character of taxation, whether of the United Kingdom or elsewhere, imposed by any national, state, federal, cantonal, municipal or local government or any other governmental or regulatory authority, body or instrumentality, including (without limitation) taxes on gross or net income, profits or gains, taxes on receipts, sales, use, occupation, franchise, transfer, value added and personal property and social security taxes, together with all penalties, charges, additions to tax and interest relating to any of them;

Taxation Authority means HM Revenue and Customs or any other taxing or other authority (whether within or outside the United Kingdom) competent to impose, administer or collect any Taxation;

Tax Claim means any claim under clause 2 of the Tax Deed or a claim by the Purchaser for a breach of a Tax Warranty;

Tax Deed means the Tax Deed between each of the Sellers and the Purchaser dated the same date as this agreement, a counterpart of which executed by each of the Sellers has been delivered to the Purchaser and a counterpart of which executed by the Purchaser has been delivered to the Sellers’ Representative;

Tax Matters Agreement means the agreement in relation to certain tax matters dated on or about the date hereof between, among others, Sebastien de Halleux and the Purchaser;

Third Party Content means material in any form, including text, email messages, graphics, visual images, sound recordings, video or animations which has been uploaded by any third party to any of the Websites or is incorporated into any of the Games;

Third Party Website means a website operated by or on behalf of a third party which hosts and provides access to a Game;

Trading Day means a day on which the Nasdaq stock market is open for trading;

Transaction Documents means this agreement, the Short Form SPA, the Tax Deed, the Disclosure Letter, the Escrow Agreement, the Earn-Out Notes, the Award Agreements, the RS Notes, the Put and Call Option Agreement and any other documents in the Agreed Form;

Transactions means the transactions contemplated by the Transaction Documents, including the sale and purchase of the Shares;

Turnover means the gross consolidated turnover of the Group Companies for the relevant Earn-Out Period, as shown in the Turnover Statement, provided that for these purposes any completed transfers of intellectual property or other assets or liabilities of any Group Company or any transfer of employees from a Group Company (provided that the role and responsibilities of such transferred employee are not materially altered in connection with such transfer), in each case, to a member of the Purchaser Group for integration purposes as contemplated by paragraph 3(b)

of Appendix 4 shall be treated as if they had not been effected;

Turnover Statement means the turnover statement to be prepared, and as finalised, in accordance with Part 1 of Appendix 4;

UK Seller means each of the Sellers identified as such in Part 1 or Part 2 of Appendix 1;

VAT means value added tax as provided for in Council Directive 2006/112/EC (or as implemented by a Member State) and any other tax of a similar nature (including sales tax or a tax instead of or in addition to value added tax), whether imposed in the United Kingdom or elsewhere;

Warranties means the Core Warranties and the General Warranties;

Warranty Claim means a claim by the Purchaser or any person deriving title from it the basis of which is that a Warranty is, or is alleged to be, untrue or inaccurate;

Website means a website operated by or on behalf of a Group Company under a Domain Name, and Websites means all of them; and

Working Capital means the aggregate working capital of the Group Companies, being:

(a)	current assets, including amounts due from trade debtors, prepayments, accrued income and interest, deposits, amounts due in respect of staff loans, amounts due in respect of loans to directors and other receivables; less

(b)	current liabilities, including trade creditors, accruals (including in respect of Taxation), provisions for liabilities and charges and Taxation (excluding Taxation, and excluding any deduction, relief, credit, repayment or remission in respect of Taxation, resulting from transactions contemplated by the Transaction Documents or (for the avoidance of doubt) from the exercise of any option granted by the Company pursuant to any Share Plan where such exercise took place on or after 2 November 2009), calculated on the basis of the line items in the Draft Completion Statement excluding, for the avoidance of doubt, any asset or liability included in the Draft Completion Statement in respect of deferred tax and any item or amount to the extent that it is taken into account in calculating Net Cash.

2.	Where any statement in Schedule 3 is qualified by the expression “so far as the Management Sellers are aware” or any similar expression, that expression or statement shall be deemed to include an additional statement that it has been made after due and careful enquiry of the Management Sellers, Are Growen, John Earner, Kim Arthur and Tareq Naqib.

3.	In relation to a Seller, any reference to the After-Tax Consideration as of any given time for the sale of that Seller’s Shares shall be construed as a reference to the amount of Consideration received by such Seller after:

(a)	deducting from that amount if the payment of Consideration under this agreement or any amount realised from the Restricted Stock Awards and Restricted Stock Units which form part of the Consideration is subject to Taxation in the hands of that Seller, the amount of Taxation which is payable by that Seller in respect of the Consideration or any amount realised from the Restricted Stock Awards and Restricted Stock Units which form part of the Consideration to the relevant Taxation Authority; and

(b)	adding to the resulting amount:

(i)	any repayment of Taxation paid to that Seller (or to any other person on behalf of or at the direction of that Seller), or any loss, allowance, credit, relief, deduction or set-off in respect of, or taken into account in the calculation of a liability to, Taxation, to which that Seller is entitled in respect of the Consideration or any actual adjustment to the Consideration (including as a result of a claim under this agreement and reduced as provided for in paragraph (a) above); and

(ii)	the amount of any interest payable by that Seller in respect of any payment not made when due under this agreement or the Tax Deed.

4.	In this agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes (i) that enactment as amended, extended or applied by or under any other enactment (before, on or after the date of this agreement) and (ii) any subordinate legislation (including regulations) made (before, on or after the date of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in subparagraph (i).

5.	In this agreement:

(a)	words denoting persons include bodies corporate and unincorporated associations of persons;

(b)	references to a natural person include his estate and personal representatives;

(c)	subject to clause 21, references to a party to this agreement include the successors or assigns (immediate or otherwise) of that party;

(d)	a person shall be deemed connected with another if that person is connected with that other within the meaning of section 839 of the Income and Corporation Taxes Act 1988;

(e)	controlled has the meaning given to it in section 840 of the Income and Corporation Taxes Act 1988;

(f)	the words including and include shall mean including without limitation and include without limitation, respectively;

(g)	the words to the extent shall mean to the extent (and only to the extent);

(h)	any reference importing a gender includes the other genders;

(i)	any reference to a time of day is to London time;

(j)	any reference to £ is to pounds sterling and any reference to $ is to United States dollars;

(k)	any reference to writing includes typing, printing, lithography, photography and facsimile but excludes any other form of Electronic Communication;

(l)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this agreement or that document; and

(m)	any reference to a company includes any company, corporation or other body corporate wheresoever incorporated.

6.	If there is any conflict or inconsistency between a term in the body of this agreement and a term in any of the Schedules or any other document referred to or otherwise incorporated into this agreement, the term in the body of this agreement shall take precedence, unless the relevant Schedule or other document which is referred to or otherwise incorporated into this agreement expressly provides that the term in it is to take precedence over the term in the body of this agreement.

7.	The eiusdem generis rule does not apply to this agreement. Accordingly, specific words indicating a type, class or category of thing shall not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words.

8.	A reference in this agreement to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter shall be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this agreement or the terms of this agreement.

9.	Any amount to be converted from one currency into another currency for the purposes of this agreement shall be converted into an equivalent amount at the Exchange Rate prevailing at the Relevant Date.

SCHEDULE 8

PURCHASER AND EA INC. WARRANTIES

1.	It has the power to execute and deliver this agreement, the Tax Deed and each of the other Transaction Documents to which it is or will be a party and to perform its obligations under each of them and has taken all action necessary to authorise such execution and delivery and the performance of such obligations. Without limiting the generality of the foregoing, all corporate actions on the part of EA Inc. necessary to grant the Restricted Stock Units and Restricted Stock Awards (including, without limitation, those issued pursuant to the Put and Call Option Agreement) as contemplated by this agreement, and to issue the shares of EA Inc. common stock underlying such Restricted Stock Units and Restricted Stock Awards, in each case, pursuant to the EA Inc. 2000 Equity Incentive Plan have been taken.

2.	This agreement constitutes and the Tax Deed will, when executed, constitute legal, valid and binding obligations on it in accordance with their respective terms. Each of the other Transaction Documents to which it is or will be a party will, when executed, constitute legal, valid and binding obligations on it in accordance with its terms.

3.	The execution and delivery by it of this agreement and of each of the other Transaction Documents to which it is or will be a party and the performance of its obligations under it and each of them do not and will not:

(i)	conflict with or constitute a default under any provision of:

(A)	any agreement or instrument to which it is a party, except in the case of EA Inc. for which there will be no default under any material agreement or instrument or any agreement that would delay or impede the consummation of all transactions contemplated by this agreement; or

(B)	its constitutional documents; or

(C)	any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other legal restriction by which it is bound; or

(ii)	result in the creation or imposition of any Encumbrance on any of the Restricted Stock Units or Restricted Stock Awards except as contemplated by the Award Agreements.

4.	All authorisations from, and notices or filings with, any governmental or other authority that are necessary to enable it to execute, deliver and perform its obligations under this agreement and each of the other Transaction Documents to which it is or will be a party have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorisation have been complied with.

5.	All shares of EA Inc. common stock which may be issued pursuant to the securities granted or issued as contemplated by this agreement will be, when issued in accordance with the terms hereof and the applicable Award Agreement, duly authorised, validly issued, fully paid and nonassessable, free and clear of any Encumbrances created by a member of the Purchaser’s Group (including restrictions on rights of disposition other than restrictions created under applicable securities laws or other than as contained in this agreement, the Award Agreement or EA Inc.’s insider trading policies) and not subject to any preemptive rights created by statute, the certificate of incorporation or bylaws of EA Inc. or any contract to which EA Inc. is a party or by which it is bound.

6.	The issuance by EA Inc. of the EA Inc. common stock to be held by such holder upon the exercise, release or conversion of the Restricted Stock Units and Restricted Stock Awards to be granted as contemplated by this agreement (including, without limitation, those issued pursuant to the Put and Call Option Agreement) has been registered with the U.S. Securities and Exchange Commission.

7.	There is no action pending against, or to the knowledge of Purchaser, threatened against any member of the Purchaser’s Group, which if adversely determined the Purchaser believes would reasonably be expected to prevent, materially delay or materially impede the completion of any transactions or performance of any covenants contemplated by this agreement, nor is any member of the Purchaser’s Group nor any of its respective properties is or are subject to any order, writ, judgment, injunction, decree or award that the Purchaser believes would prevent, materially delay or materially impede the consummation of the transactions or performance of any obligations contemplated hereby.

8.	Neither the Purchaser nor EA Inc. is liable to pay any brokerage, finder’s, financial advisor or similar fee or commission in connection with the Transactions.

SCHEDULE 9

NOTICES

(a)	In the case of the Sellers, to the Sellers’ Representative at:

Ben Holmes

Fax: +44 (0) 20 7154 2021

and

Shukri Shammas

Fax: +44 (0) 20 7657 4927

copied to:

Accel Partners Management LLP

Fax: +44 (0)20 7170 1099

marked for the attention of Sally Roberts, Kevin Comolli and Jonathan Biggs

Index Venture Associates IV Limited

Fax: +44 (0) 1534 504444

marked for the attention of Giles Johnstone-Scott

Index Venture Management S.A.

marked for the attention of Andre Dubois

Fax: +41 22 737 0099

Stanhope Capital LLP

Fax: +44 (0) 20 7725 1801

marked for the attention of Tarek AbuZayyad,

Kenneth R. Lamb

ken@vinotas.com

Fax: +44 (0) 207 681 4479

James Barabas of Gibson, Dunn & Crutcher LLP

jbarabas@gibsondunn.com

Fax: +44 (0) 20 7070 9253

(b)	to the Purchaser at:

Beechavenue 180

1119PS Schiphol-Rijk

The Netherlands

Fax: + 31 (0) 20 65 89 970

Attn: Richard Stolk

copied to:

General Counsel, Electronic Arts Inc.

Fax: +1 650 628 1424

(c)	to EA Inc. at:

209 Redwood Shores Parkway

Redwood City

California

94065

USA

Fax: +1 650 628 1424

marked for the attention of the General Counsel;

SIGNATORIES

THE SELLERS	)	/s/ Kristian Segerstrale

Signed by KRISTIAN SEGERSTRALE

Signed by SAMI LABABIDI	)	/s/ Sami Lababidi

Signed by SHUKRI SHAMMAS	)	/s/ Shukri Shammas

Signed by TAREQ NAQIB	)	/s/ Tareq Naqib

Signed by Shukri Shammas as attorney for

DAVID GARDNER	/s/ Shukri Shammas

under a power of attorney dated 7 November 2009	Attorney for DAVID GARDNER

Signed by Shukri Shammas as attorney for

THE DAVID GARDNER TRUST	/s/ Shukri Shammas

under a power of attorney dated November 2009	Attorney for THE DAVID GARDNER TRUST

SIGNED by KENNETH LAMB

/s/ Kenneth Lamb

Signed by Shukri Shammas as attorney for

STANHOPE CAPITAL (CAYMAN) LTD.	/s/ Shukri Shammas

under a power of attorney dated November 2009	Attorney for STANHOPE CAPITAL (CAYMAN) LTD.

SIGNED by Shukri Shammas as attorney for UPTON CORPORATION	/s/ Shukri Shammas
under a power of attorney dated November 2009	Attorney for UPTON CORPORATION

SIGNED by Shukri Shammas as attorney for HIGH TIDE (BERMUDA) LTD.	/s/ Shukri Shammas
under a power of attorney dated November 2009	Attorney for HIGH TIDE (BERMUDA) LTD.

SIGNED by Shukri Shammas as attorney for FIRST HOLDINGS LTD.	/s/ Shukri Shammas
under a power of attorney dated November 2009	Attorney for FIRST HOLDINGS LTD.

INDEX VENTURES IV (JERSEY), L.P.

By: its Managing General Partner: Index Venture Associates IV Limited

/s/ Spencer Wells
Alternate Director

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY), L.P.

By: its Managing General Partner: Index Venture Associates IV Limited

/s/ Spencer Wells
Alternate Director

YUCCA PARTNERS LP JERSEY BRANCH

By: Ogier Employee Benefit Services Limited as Authorised Signatory of Yucca Partners LP Jersey Branch in its capacity as administrator of the Index Co-Investment Scheme

/s/ [Signatory]
Authorised Signatory - Ogier Employee Benefit Services Limited

ACCEL LONDON II L.P.

By:	Accel London II Associates L.P.
Its General Partner
By:	Accel London II Associates L.L.C.
Its General Partner

By:	/s/ [Signatory]
Attorney in Fact

ACCEL LONDON INVESTORS 2008 L.P.

By:	Accel London II Associates L.L.C. Its General Partner

By:	/s/ [Signatory]
Attorney in Fact

Signed by Shukri Shammas as attorney for

MARCUS LAGERSTROM	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for MARCUS LAGERSTROM

Signed by Shukri Shammas as attorney for

KENNETH PEDERSEN	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for KENNETH PEDERSEN

Signed by Shukri Shammas as attorney for

STEVEN SHIPTON	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for STEVEN SHIPTON

Signed by Shukri Shammas as attorney for

CAMPBELL WILSON	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for CAMPBELL WILSON

Signed by Shukri Shammas as attorney for

WANG YANG	/s/ Shukri Shammas

under a power of attorney dated 7 November 2009	Attorney for WANG YANG

Signed by Shukri Shammas as attorney for

TOMMY CHUANG	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for TOMMY CHUANG

Signed by Shukri Shammas as attorney for

JOHN EARNER	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for JOHN EARNER

Signed by Shukri Shammas as attorney for

MARTIN FROST	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for MARTIN FROST

Signed by Shukri Shammas as attorney for

ARE MACK GROWEN	/s/ Shukri Shammas

under a power of attorney dated 7 November 2009	Attorney for ARE MACK GROWEN

Signed by Shukri Shammas as attorney for

KIM DANIEL ARTHUR	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for KIM DANIEL ARTHUR

Signed by Shukri Shammas as attorney for

DARREN BOLLAND	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for DARREN BOLLAND

Signed by Shukri Shammas as attorney for

SILJE BREVIK	/s/ Shukri Shammas

under a power of attorney dated 5 November 2009	Attorney for SILJE BREVIK

Signed by Shukri Shammas as attorney for

MICHELLE CHUANG	/s/ Shukri Shammas

under a power of attorney dated 6 November 2009	Attorney for MICHELLE CHUANG

THE PURCHASER

Signed by Richard Stolk	)	/s/ Richard Stolk
for ELECTRONIC ARTS NEDERLAND B.V.	)

ELECTRONIC ARTS INC.

Signed by Mike Foley	)	/s/ Mike Foley
for ELECTRONIC ARTS INC.	)